FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 4, 2005, Series 2005-HE1	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)



05000477



SEC MAIL PROCESSING
RECEIVED
JAN 0 5 2005
WASH, D.C.
202
SECTION

PROCESSED
JAN 10 2005 E
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________

Name: Baron Silverstein
Title: Vice President

Dated: January 4, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Grouped by Interest Only Term			
IO PERIOD	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**
10 YEARS	66	12,046,472.56	0.77
2 YEARS	608	163,188,866.23	10.41
3 YEARS	50	13,489,118.80	0.86
5 YEARS	164	36,830,929.46	2.35
NON-IO	8,369	1,341,749,917.66	85.61
TOTAL	**9,257**	**1,567,305,304.71**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**254,023.27**	**360**	**358**	**2**	**645**	**41.28**	**82.04**	**82.05**	**6.12161**	**2.98681**	**1.74543**	**6.77035**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	75,980.00	0.03	9.0540	8.5529	289	3	37,990.00	48.01	78.52	679
50,000.00 - 99,999.99	45	3,852,137.87	1.71	7.4618	6.9607	358	2	85,603.06	81.37	81.37	629
100,000.00 - 149,999.99	134	16,831,452.43	7.46	7.2084	6.7073	358	2	125,607.85	83.46	83.46	635
150,000.00 - 199,999.99	128	22,129,444.46	9.81	6.9842	6.4831	358	2	172,886.28	82.90	82.90	639
200,000.00 - 249,999.99	165	36,920,420.17	16.37	6.7308	6.2297	358	2	223,760.12	81.00	81.00	644
250,000.00 - 299,999.99	124	33,985,924.78	15.07	6.7298	6.2287	358	2	274,080.04	82.76	82.76	640
300,000.00 - 349,999.99	99	32,071,856.23	14.22	6.4965	5.9954	358	2	323,958.14	82.13	82.13	648
350,000.00 - 399,999.99	86	32,308,579.11	14.32	6.4377	5.9366	358	2	375,681.15	82.98	82.98	661
400,000.00 - 449,999.99	53	22,247,371.05	9.86	6.5936	6.0925	358	2	419,761.72	81.58	81.58	651
450,000.00 - 499,999.99	42	19,849,470.97	8.80	6.6002	6.0991	358	2	472,606.45	82.13	82.13	641
500,000.00 - 549,999.99	8	4,097,749.98	1.82	6.9279	6.4268	358	2	512,218.75	70.12	70.12	649
550,000.00 - 599,999.99	1	585,000.00	0.26	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.27	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**254,003.81**	**82.04**	**82.05**	**645**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	340,000	0.15	4.9900	4.4889	358	2	4.9900	4.9900	340,000	85.00	85.00	642
5.000 - 5.249	6	1,786,700	0.79	5.1339	4.6328	358	2	5.0000	5.2000	297,783	73.86	73.86	679
5.250 - 5.499	16	4,942,973	2.19	5.3478	4.8467	358	2	5.2500	5.4900	308,936	80.43	80.43	666
5.500 - 5.749	37	11,412,381	5.06	5.6056	5.1045	358	2	5.5000	5.7400	308,443	78.52	78.52	681
5.750 - 5.999	105	29,641,537	13.14	5.9128	5.4117	358	2	5.7500	5.9900	282,300	79.50	79.50	657
6.000 - 6.249	55	16,312,620	7.23	6.1333	5.6322	358	2	6.0000	6.2400	296,593	79.97	79.97	649
6.250 - 6.499	132	35,560,342	15.77	6.3397	5.8386	358	2	6.2500	6.4990	269,397	80.06	80.06	645
6.500 - 6.749	95	25,063,131	11.11	6.5875	6.0864	358	2	6.5000	6.7400	263,822	79.77	79.77	640
6.750 - 6.999	143	37,965,665	16.83	6.8867	6.3856	358	2	6.7500	6.9950	265,494	82.23	82.23	646
7.000 - 7.249	54	11,355,928	5.03	7.1198	6.6187	358	2	7.0000	7.2400	210,295	83.37	83.37	639
7.250 - 7.499	71	15,261,422	6.77	7.3538	6.8527	357	3	7.2500	7.4900	214,950	84.94	84.94	636
7.500 - 7.749	47	10,201,469	4.52	7.5789	7.0778	358	2	7.5000	7.7000	217,053	87.54	87.54	630
7.750 - 7.999	36	8,238,389	3.65	7.8634	7.3623	358	2	7.7500	7.9900	228,844	88.19	88.19	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.000 - 8.249	21	3,610,672	1.60	8.1034	7.6023	358	2	8.0000	8.2400	171,937	88.78	88.78	623
8.250 - 8.499	22	3,843,621	1.70	8.3528	7.8517	358	2	8.2500	8.4900	174,710	91.58	91.58	609
8.500 - 8.749	15	4,247,509	1.88	8.5930	8.0919	358	2	8.5000	8.7000	283,167	84.99	84.99	623
8.750 - 8.999	10	2,331,500	1.03	8.8101	8.3090	358	2	8.7500	8.9900	233,150	93.83	93.83	625
9.000 - 9.249	11	1,990,618	0.88	9.1243	8.6232	358	2	9.0000	9.2000	180,965	85.34	85.34	619
9.250 - 9.499	5	787,253	0.35	9.3652	8.8641	359	1	9.2500	9.4500	157,451	94.38	94.38	645
9.500 - 9.749	2	265,800	0.12	9.5000	8.9989	359	1	9.5000	9.5000	132,900	97.86	97.86	638
9.750 - 9.999	3	366,878	0.16	9.9158	9.4147	358	2	9.8000	9.9500	122,293	94.99	94.99	691
11.250 - 11.499	1	28,980	0.01	11.2500	10.7489	178	2	11.2500	11.2500	28,980	20.00	100.00	715
TOTAL	**888**	**225,555,387**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**4.9900**	**11.2500**	**254,004**	**82.04**	**82.05**	**645**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	13	2,552,596.36	1.13	7.40740	6.90630	356	2	196,353.57	43.05	43.96	610
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	35	6,415,582.89	2.84	8.14846	7.64736	357	3	183,302.37	99.65	99.65	639
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**358**	**2**	**254,003.81**	**82.04**	**82.05**	**645**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	12	2,523,616.36	1.12	7.36327	6.86217	358	2	210,301.36	43.32	43.32	609
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	36	6,444,562.89	2.86	8.16241	7.66131	356	3	179,015.64	99.29	99.65	640

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE1 {INTEREST ONLY COLLATERAL}

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	529,840.00	0.23	264,920.00	6.45100	69.00	69.00	509
540 - 559	5	1,210,491.36	0.54	242,098.27	7.44706	77.81	77.81	551
560 - 579	36	9,325,021.90	4.13	259,028.39	6.97320	77.76	77.76	575
580 - 599	93	21,002,983.07	9.31	225,838.53	7.06234	82.32	82.32	589
600 - 619	174	43,341,654.63	19.22	249,089.97	6.83645	82.11	82.11	609
620 - 639	151	38,079,899.54	16.88	252,184.77	6.78094	82.58	82.58	628
640 - 659	135	32,399,034.08	14.36	239,992.85	6.67578	82.94	82.94	649
660 - 679	125	33,385,306.97	14.80	267,082.46	6.55191	82.23	82.23	670
680 - 699	68	17,682,650.73	7.84	260,038.98	6.58524	82.61	82.61	690
700 - 719	36	9,778,800.21	4.34	271,633.34	6.42970	82.38	82.62	710
720 - 739	26	7,801,578.77	3.46	300,060.72	6.42255	81.10	81.10	728
740 - 759	19	5,966,557.60	2.65	314,029.35	6.31970	82.12	82.12	748
760 - 779	12	3,108,619.98	1.38	259,051.67	6.11852	80.27	80.27	771
780 - 799	5	1,567,448.21	0.69	313,489.64	6.79348	75.81	75.81	784
800 - 819	1	375,500.00	0.17	375,500.00	5.50000	69.54	69.54	800
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	645

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,763,703.03	3.89
Condominium	74	16,289,550.01	7.22
PUD	106	29,637,146.34	13.14
Single Family	675	170,569,736.25	75.62
Townhouse	3	295,251.42	0.13
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	29	3,790,690.08	1.68
Owner Occupied	849	219,800,672.43	97.45
Second Home	10	1,964,024.54	0.87

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	561	136,900,638.97	60.69
Limited	35	10,790,761.01	4.78
Stated Income	292	77,863,987.07	34.52
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	108,000.00	0.05	108,000.00	7.00000	90.00	90.00	2.50
5.01 - 10.00	2	293,749.98	0.13	146,874.99	6.82464	60.16	60.16	8.07
10.01 - 15.00	3	1,007,166.01	0.45	335,722.00	6.48156	80.00	80.00	13.62
15.01 - 20.00	9	1,498,169.99	0.66	166,463.33	6.78786	75.14	75.14	17.75
20.01 - 25.00	20	4,081,993.49	1.81	204,099.67	7.00787	78.74	78.74	22.70
25.01 - 30.00	61	12,397,126.62	5.50	203,231.58	6.91678	83.36	83.36	27.80
30.01 - 35.00	93	22,218,814.54	9.85	238,911.98	6.83470	81.11	81.11	32.69
35.01 - 40.00	152	38,214,705.22	16.94	251,412.53	6.76228	81.32	81.32	37.79
40.01 - 45.00	223	60,114,674.50	26.65	269,572.53	6.64615	82.02	82.05	42.66
45.01 - 50.00	311	82,428,322.38	36.54	265,042.84	6.67558	82.83	82.83	47.68
50.01 - 55.00	13	3,192,664.32	1.42	245,589.56	6.36557	81.81	81.81	52.23
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	41.28

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	421	113,577,301.82	50.35
Purchase	431	104,139,991.77	46.17
Rate/Term Refinance	36	7,838,093.46	3.48
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	887	225,526,407.05	99.99	254,257.51	6.71263	82.05	645
Second Lien	1	28,980.00	0.01	28,980.00	11.25000	100.00	715
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.05	645

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	887	225,526,407.05	99.99
Yes	1	28,980.00	0.01
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	83	19,621,348.95	8.70
No PP	83	19,621,348.95	8.70
Yes	805	205,934,038.10	91.30
1Y PP	49	16,316,536.71	7.23
2Y PP	639	161,806,006.41	71.74
3Y PP	116	27,681,994.98	12.27
5Y PP	1	129,500.00	0.06
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	5	466,550.00	0.21
AZ	25	3,813,767.63	1.69
CA	498	147,557,460.51	65.42
CO	18	3,502,067.24	1.55
CT	4	1,085,100.00	0.48
DE	1	265,500.00	0.12
FL	72	14,744,136.59	6.54
GA	89	15,756,803.86	6.99
ID	1	128,300.00	0.06
IL	11	2,003,565.53	0.89
IN	2	324,000.00	0.14
KY	4	445,264.90	0.20

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
LA	3	604,750.00	0.27
MA	6	1,806,900.00	0.80
MD	14	3,617,566.00	1.60
MI	6	698,489.99	0.31
MN	6	1,725,549.99	0.77
MO	2	238,410.00	0.11
NC	4	578,337.32	0.26
NJ	1	148,000.00	0.07
NV	33	8,500,336.00	3.77
NY	6	1,963,845.89	0.87
OH	7	1,305,590.42	0.58
OR	11	2,190,246.71	0.97
PA	2	453,000.00	0.20
RI	1	221,000.00	0.10
SC	1	225,000.00	0.10
TN	7	944,685.00	0.42
TX	8	1,188,508.00	0.53
UT	9	1,210,571.21	0.54
VA	18	4,760,570.67	2.11
WA	13	3,081,513.59	1.37
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**825**	**212,016,478.03**	**94.00**
4.500 - 4.999	11	1,931,129.92	0.86
5.000 - 5.499	67	15,548,653.23	6.89
5.500 - 5.999	522	145,912,327.75	64.69
6.000 - 6.499	62	11,433,118.99	5.07
6.500 - 6.999	99	25,536,012.93	11.32
7.000 - 7.499	17	2,882,570.00	1.28
7.500 - 7.999	14	2,508,795.00	1.11
8.000 - 8.499	15	3,345,488.73	1.48
8.500 - 8.999	6	1,050,150.00	0.47
9.000 - 9.499	9	1,404,953.00	0.62
9.500 - 9.999	3	463,278.48	0.21
FIXED	**63**	**13,538,909.02**	**6.00**
0.000 - 0.499	63	13,538,909.02	6.00
TOTAL	**888**	**225,555,387.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	62	13,509,929.02	5.99
FIXED-BALLOON	1	28,980.00	0.01
WSJ-6MLIBOR	825	212,016,478.03	94.00
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	254,023.27	360	358	2	645	41.28	82.04	82.05	6.12161	2.98681	1.74543	6.77035	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	66	12,046,472.56	5.34
2 YEARS	608	163,188,866.23	72.35
3 YEARS	50	13,489,118.80	5.98
5 YEARS	164	36,830,929.46	16.33
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {FIXED RATE COLLATERAL}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	153	8,941,311.13	3.47	10.71116	10.21006	58,495.15	180	178	2	676	43.17	19.66	98.60	0.00000	0.00000	0.00000	0.00000	0
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	1,809	235,013,251.10	91.27	7.62197	7.12087	130,078.61	344	342	3	636	40.70	74.80	78.92	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.25	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**2,025**	**257,493,471.25**	**100.00**	**7.71413**	**7.21303**	**127,309.51**	**339**	**337**	**2**	**638**	**40.70**	**73.25**	**79.76**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	313	9,812,197.24	3.81	10.3024	9.8013	274	2	31,348.87	28.99	93.99	650
50,000.00 - 99,999.99	671	49,377,767.31	19.18	8.7210	8.2199	311	3	73,588.33	67.02	84.03	634
100,000.00 - 149,999.99	435	52,725,282.87	20.48	7.8049	7.3038	335	3	121,207.55	76.12	79.90	630
150,000.00 - 199,999.99	250	42,944,797.38	16.68	7.4465	6.9454	348	3	171,779.19	76.35	76.35	625
200,000.00 - 249,999.99	143	31,647,383.22	12.29	7.1517	6.6506	350	3	221,310.37	76.20	76.20	641
250,000.00 - 299,999.99	95	25,938,689.04	10.07	7.1379	6.6368	351	2	273,038.83	79.31	79.31	636
300,000.00 - 349,999.99	51	16,286,357.36	6.32	7.0305	6.5294	352	2	319,340.34	77.65	77.65	633
350,000.00 - 399,999.99	30	11,324,889.32	4.40	6.9119	6.4108	358	2	377,496.31	79.20	79.20	664
400,000.00 - 449,999.99	17	7,276,425.13	2.83	6.6154	6.1143	344	2	428,025.01	78.22	78.22	682
450,000.00 - 499,999.99	14	6,636,007.02	2.58	7.1226	6.6215	358	2	474,000.50	77.73	77.73	682
500,000.00 - 549,999.99	4	2,125,393.22	0.83	6.6789	6.1778	359	1	531,348.30	79.15	79.15	668
600,000.00 - 649,999.99	1	628,282.14	0.24	6.5000	5.9989	355	5	628,282.14	63.64	63.64	701
750,000.00 - 799,999.99	1	770,000.00	0.30	6.9900	6.4889	358	2	770,000.00	66.96	66.96	647
TOTAL	**2,025**	**257,493,471.25**	**100.00**	**7.7141**	**7.2130**	**337**	**2**	**127,157.27**	**73.25**	**79.76**	**638**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	2	785,847	0.31	5.0781	4.5770	296	2	5.0000	5.1500	392,923	58.15	58.15	773
5.250 - 5.499	3	605,950	0.24	5.3328	4.8317	358	2	5.2500	5.4400	201,983	62.45	62.45	734
5.500 - 5.749	3	707,508	0.27	5.5755	5.0744	358	2	5.5000	5.6500	235,836	57.53	57.53	739
5.750 - 5.999	15	4,170,104	1.62	5.9146	5.4135	339	2	5.7500	5.9900	278,007	76.99	76.99	679
6.000 - 6.249	18	3,746,621	1.46	6.1003	5.5992	347	2	6.0000	6.2400	208,146	73.19	73.19	658
6.250 - 6.499	134	27,831,737	10.81	6.3229	5.8218	341	2	6.2500	6.4990	207,700	71.64	71.64	661
6.500 - 6.749	123	25,163,198	9.77	6.5931	6.0920	352	3	6.5000	6.7400	204,579	72.66	72.66	643
6.750 - 6.999	221	39,205,997	15.23	6.8939	6.3928	344	3	6.7500	6.9900	177,403	75.87	75.87	642
7.000 - 7.249	88	14,474,519	5.62	7.1170	6.6159	350	3	7.0000	7.2400	164,483	78.01	78.01	645
7.250 - 7.499	113	16,085,698	6.25	7.3562	6.8551	346	2	7.2500	7.4900	142,351	77.72	77.72	635
7.500 - 7.749	125	18,634,958	7.24	7.6061	7.1050	346	2	7.5000	7.7400	149,080	80.91	80.91	636
7.750 - 7.999	167	23,441,730	9.10	7.8762	7.3751	351	3	7.7500	7.9900	140,370	80.93	81.64	631
8.000 - 8.249	87	9,661,783	3.75	8.0974	7.5963	350	2	8.0000	8.2400	111,055	81.95	81.95	616

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.250 - 8.499	110	12,815,860	4.98	8.3426	7.8415	345	2	8.2500	8.4900	116,508	83.54	83.54	607
8.500 - 8.749	99	11,013,394	4.28	8.5891	8.0880	345	2	8.5000	8.7400	111,246	82.85	84.54	603
8.750 - 8.999	110	10,939,731	4.25	8.8555	8.3544	343	3	8.7500	8.9900	99,452	81.74	84.17	602
9.000 - 9.249	99	6,749,875	2.62	9.1155	8.6144	341	3	9.0000	9.2400	68,181	66.62	87.48	632
9.250 - 9.499	37	3,650,443	1.42	9.3179	8.8168	327	3	9.2500	9.4900	98,661	82.86	91.49	607
9.500 - 9.749	55	4,970,057	1.93	9.5886	9.0875	317	3	9.5000	9.7400	90,365	72.99	84.57	598
9.750 - 9.999	46	3,766,884	1.46	9.8589	9.3578	292	3	9.7500	9.9950	81,889	61.78	84.98	613
10.000 - 10.249	63	2,513,442	0.98	10.1493	9.6482	298	2	10.0000	10.2000	39,896	34.78	95.82	633
10.250 - 10.499	24	1,531,320	0.59	10.3283	9.8272	258	3	10.2500	10.4500	63,805	43.85	94.01	640
10.500 - 10.749	32	2,019,240	0.78	10.6159	10.1148	257	3	10.5000	10.7400	63,101	40.98	96.10	658
10.750 - 10.999	67	3,582,750	1.39	10.8828	10.3817	211	2	10.7500	10.9900	53,474	25.36	96.91	681
11.000 - 11.249	48	2,545,660	0.99	11.1283	10.6272	214	3	11.0000	11.2000	53,035	22.42	98.66	677
11.250 - 11.499	34	1,792,737	0.70	11.3584	10.8573	211	2	11.2500	11.4800	52,728	26.59	99.29	655
11.500 - 11.749	43	2,305,456	0.90	11.5544	11.0533	239	2	11.5000	11.7250	53,615	23.09	95.09	658
11.750 - 11.999	21	1,090,583	0.42	11.7958	11.2947	241	3	11.7500	11.9500	51,933	25.03	97.86	675
12.000 - 12.249	19	902,480	0.35	12.0879	11.5868	321	2	12.0000	12.2000	47,499	17.42	98.17	673
12.250 - 12.499	6	276,443	0.11	12.3525	11.8514	236	3	12.2500	12.4000	46,074	22.00	88.98	652
12.500 - 12.749	3	162,001	0.06	12.6000	12.0989	279	3	12.6000	12.6000	54,000	18.27	97.43	635
12.750 - 12.999	7	301,301	0.12	12.8655	12.3644	294	3	12.7500	12.9900	43,043	16.19	89.17	658
13.000 - 13.249	3	48,163	0.02	13.0326	12.5315	278	2	13.0000	13.1500	16,054	16.14	95.00	636
TOTAL	**2,025**	**257,493,471**	**100.00**	**7.7141**	**7.2130**	**337**	**2**	**5.0000**	**13.1500**	**127,157**	**73.25**	**79.76**	**638**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	528	32,155,510.00	12.49	9.46067	8.95957	265	2	60,900.59	27.20	79.36	657
50.01 - 55.00	41	6,966,298.16	2.71	6.97769	6.47659	341	2	169,909.71	52.96	52.96	628
55.01 - 60.00	56	8,517,946.14	3.31	7.09711	6.59601	343	2	152,106.18	58.32	58.32	621
60.01 - 65.00	86	13,433,389.35	5.22	7.24298	6.74188	348	2	156,202.20	63.27	63.27	618
65.01 - 70.00	100	17,993,554.21	6.99	7.10110	6.60000	339	2	179,935.54	68.77	68.77	622
70.01 - 75.00	130	21,565,331.64	8.38	7.19104	6.68994	346	2	165,887.17	73.87	73.87	623
75.01 - 80.00	431	63,787,219.48	24.77	7.20356	6.70246	350	3	147,998.19	79.65	79.65	644
80.01 - 85.00	187	27,569,465.35	10.71	7.59609	7.09499	343	3	147,430.30	84.28	84.28	631
85.01 - 90.00	272	39,347,976.94	15.28	7.78842	7.28732	350	3	144,661.68	89.58	89.58	633
90.01 - 95.00	139	19,865,710.36	7.72	8.18463	7.68353	351	2	142,918.78	94.75	94.75	659
95.01 - 100.00	55	6,291,069.62	2.44	8.73426	8.23316	349	2	114,383.08	99.96	99.96	631
TOTAL	**2,025**	**257,493,471.25**	**100.00**	**7.71413**	**7.21303**	**337**	**2**	**127,157.27**	**73.25**	**79.76**	**638**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	86	11,197,809.28	4.35	7.13572	6.63462	322	2	130,207.08	42.41	42.41	624
50.01 - 55.00	41	6,966,298.16	2.71	6.97769	6.47659	341	2	169,909.71	52.96	52.96	628
55.01 - 60.00	56	8,517,946.14	3.31	7.09711	6.59601	343	2	152,106.18	58.32	58.32	621
60.01 - 65.00	86	13,433,389.35	5.22	7.24298	6.74188	348	2	156,202.20	63.27	63.27	618
65.01 - 70.00	101	18,047,973.81	7.01	7.10728	6.60618	338	2	178,692.81	68.61	68.76	622
70.01 - 75.00	130	21,565,331.64	8.38	7.19104	6.68994	346	2	165,887.17	73.87	73.87	623
75.01 - 80.00	431	63,787,219.48	24.77	7.20356	6.70246	350	3	147,998.19	79.65	79.65	644
80.01 - 85.00	190	27,755,606.41	10.78	7.61164	7.11054	342	3	146,082.14	83.82	84.27	631
85.01 - 90.00	278	39,676,430.89	15.41	7.81200	7.31090	349	3	142,720.97	88.96	89.58	633
90.01 - 95.00	190	21,512,131.17	8.35	8.43746	7.93636	346	2	113,221.74	88.65	94.76	661
95.01 - 100.00	436	25,033,334.92	9.72	10.16663	9.66553	261	3	57,415.91	39.76	99.90	663
TOTAL	**2,025**	**257,493,471.25**	**100.00**	**7.71413**	**7.21303**	**337**	**2**	**127,157.27**	**73.25**	**79.76**	**638**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	23	2,741,603.55	1.06	119,200.15	8.51325	62.65	62.65	511
520 - 539	45	5,208,317.73	2.02	115,740.39	8.78729	70.26	70.26	530
540 - 559	80	10,414,052.09	4.04	130,175.65	8.14952	72.19	72.19	550
560 - 579	132	18,030,665.97	7.00	136,595.95	8.05367	75.22	75.22	570
580 - 599	166	22,586,932.21	8.77	136,065.86	7.82447	78.00	78.00	590
600 - 619	270	36,601,975.22	14.21	135,562.87	7.54433	79.27	79.27	609
620 - 639	362	42,066,784.00	16.34	116,206.59	7.71837	74.79	81.65	629
640 - 659	315	38,791,489.30	15.07	123,147.59	7.48065	73.12	81.24	649
660 - 679	238	27,395,528.39	10.64	115,107.26	7.75541	65.08	80.91	669
680 - 699	150	19,397,437.22	7.53	129,316.25	7.68264	69.90	82.49	688
700 - 719	117	15,490,085.22	6.02	132,393.89	7.74208	70.34	84.35	709
720 - 739	42	5,875,587.93	2.28	139,894.95	7.45987	71.73	83.18	727
740 - 759	44	7,001,027.54	2.72	159,114.26	7.32853	71.81	80.88	751
760 - 779	28	3,612,916.12	1.40	129,032.72	7.31293	72.09	79.73	768
780 - 799	10	1,749,093.44	0.68	174,909.34	7.37008	66.28	77.79	787
800 - 819	3	529,975.32	0.21	176,658.44	6.68870	76.11	76.11	806
TOTAL	**2,025**	**257,493,471.25**	**100.00**	**127,157.27**	**7.71413**	**73.25**	**79.76**	**638**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	156	28,071,781.87	10.90
Condominium	92	8,727,866.15	3.39
PUD	137	18,970,021.46	7.37

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	1,631	201,331,259.87	78.19
Townhouse	9	392,541.90	0.15
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	197	17,316,690.47	6.73
Owner Occupied	1,814	238,028,746.90	92.44
Second Home	14	2,148,033.88	0.83
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,362	166,757,841.75	64.76
Limited	40	8,549,902.90	3.32
Stated Income	623	82,185,726.60	31.92
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	82,450.00	0.03	82,450.00	9.54000	85.00	85.00	2.90
5.01 - 10.00	3	466,165.22	0.18	155,388.41	8.64441	87.18	87.18	8.69
10.01 - 15.00	15	1,791,604.99	0.70	119,440.33	8.02110	67.64	70.64	13.55
15.01 - 20.00	49	5,134,731.71	1.99	104,790.44	7.69077	77.34	79.28	17.90
20.01 - 25.00	100	9,456,515.26	3.67	94,565.15	7.74381	74.26	76.34	22.79
25.01 - 30.00	161	17,297,154.15	6.72	107,435.74	7.78783	74.46	78.23	27.90
30.01 - 35.00	217	26,394,667.59	10.25	121,634.41	7.61174	74.31	79.23	32.78
35.01 - 40.00	326	39,937,341.37	15.51	122,507.18	7.64732	71.70	78.32	37.68
40.01 - 45.00	455	57,435,594.88	22.31	126,232.08	7.81702	72.58	82.19	42.81
45.01 - 50.00	605	84,772,467.69	32.92	140,119.78	7.70524	73.91	80.89	47.87
50.01 - 55.00	93	14,724,778.39	5.72	158,330.95	7.55417	71.08	73.68	52.53
TOTAL	2,025	257,493,471.25	100.00	127,157.27	7.71413	73.25	79.76	40.70

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	989	152,543,224.55	59.24
Purchase	783	72,897,550.98	28.31
Rate/Term Refinance	253	32,052,695.72	12.45
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,583	236,535,770.53	91.86	149,422.47	7.44932	78.05	634
Second Lien	442	20,957,700.72	8.14	47,415.61	10.70290	99.10	675
TOTAL	2,025	257,493,471.25	100.00	127,157.27	7.71413	79.76	638

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,871	248,523,180.12	96.52
Yes	154	8,970,291.13	3.48
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	504	50,946,418.10	19.79
No PP	504	50,946,418.10	19.79
Yes	1,521	206,547,053.15	80.21
1Y PP	91	14,504,532.56	5.63
2.5Y PP	1	196,308.08	0.08
2Y PP	198	20,204,517.72	7.85
3Y PP	1,209	168,495,403.07	65.44
5Y PP	22	3,146,291.72	1.22
TOTAL	2,025	257,493,471.25	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	30	2,723,887.99	1.06
AR	10	644,401.16	0.25
AZ	27	2,070,366.46	0.80
CA	470	80,796,782.39	31.38
CO	21	2,213,871.33	0.86
CT	11	1,609,566.50	0.63
DC	1	181,621.77	0.07
DE	4	483,459.80	0.19
FL	174	21,872,215.60	8.49
GA	150	19,107,204.95	7.42
HI	4	1,172,502.83	0.46
IA	5	392,848.36	0.15
ID	7	518,836.42	0.20
IL	61	8,023,832.92	3.12
IN	42	3,093,385.30	1.20
KS	4	308,916.76	0.12
KY	14	1,412,737.77	0.55
LA	20	2,143,879.99	0.83
MA	15	3,933,418.75	1.53
MD	53	8,265,097.27	3.21
MI	27	2,271,509.20	0.88
MN	9	1,189,852.25	0.46
MO	24	2,307,102.27	0.90
MS	25	2,090,098.96	0.81
MT	1	119,664.83	0.05
NC	42	3,996,855.83	1.55
NE	2	303,685.12	0.12
NH	1	139,343.82	0.05
NJ	19	2,806,534.25	1.09
NM	7	590,410.20	0.23
NV	43	5,349,334.98	2.08
NY	87	17,924,204.75	6.96
OH	64	6,589,857.14	2.56
OK	22	1,581,152.38	0.61
OR	37	3,620,320.39	1.41
PA	105	10,868,892.28	4.22
RI	7	1,375,303.50	0.53
SC	22	1,661,023.70	0.65
TN	76	6,326,256.39	2.46
TX	144	10,932,096.20	4.25
UT	15	687,962.07	0.27
VA	73	8,714,948.70	3.38
WA	36	4,071,171.70	1.58
WI	4	273,290.94	0.11
WV	8	532,160.16	0.21
WY	2	201,604.92	0.08

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	2,025	257,493,471.25	100.00
0.000 - 0.499	2,025	257,493,471.25	100.00
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	1,871	248,523,180.12	96.52
FIXED-BALLOON	154	8,970,291.13	3.48
TOTAL	2,025	257,493,471.25	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	153	8,941,311.13	3.47	10.71116	10.21006	58,495.15	180	178	2	676	43.17	19.66	98.60	0.00000	0.00000	0.00000	0.00000	0
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	1,809	235,013,251.10	91.27	7.62197	7.12087	130,078.61	344	342	3	636	40.70	74.80	78.92	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.25	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
TOTAL	2,025	257,493,471.25	100.00	7.71413	7.21303	127,309.51	339	337	2	638	40.70	73.25	79.76	0.00000	0.00000	0.00000	0.00000	0

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	40	8,000,213.03	3.11
5 YEARS	23	5,538,695.99	2.15
NON-IO	1,962	243,954,562.23	94.74
TOTAL	2,025	257,493,471.25	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	47	12,121,317.03	0.93	6.67713	6.17603	257,955.89	360	358	2	633	42.00	81.02	81.02	6.09209	2.13333	1.53604	6.98998	4
LIBOR 1/6 ARM	182	43,502,566.13	3.32	7.02729	6.52619	239,104.37	360	358	2	616	41.33	83.11	83.11	6.11690	2.03780	1.51450	6.99514	10
LIBOR 2/6 ARM	4,985	857,960,498.51	65.50	7.57054	7.06944	172,246.46	360	358	2	608	41.34	81.66	81.66	6.58891	2.98984	1.55623	6.57357	22
LIBOR 2/6 ARM IO	756	194,316,206.30	14.84	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM	1,128	169,207,202.84	12.92	7.28019	6.77909	150,298.50	360	357	3	611	40.43	80.57	80.57	6.87327	2.99796	1.10397	6.10342	33
LIBOR 3/6 ARM IO	67	17,270,706.09	1.32	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM	65	15,003,770.92	1.15	6.93585	6.43475	230,875.11	360	358	2	643	42.88	78.37	78.37	6.17046	3.00000	2.00000	6.98400	58
LIBOR 5/6 ARM IO	2	429,565.64	0.03	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**7.35425**	**6.85315**	**181,259.13**	**360**	**358**	**2**	**615**	**41.26**	**81.59**	**81.59**	**6.52493**	**2.95097**	**1.53194**	**6.56725**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	62	2,821,318.58	0.22	8.4885	7.9874	357	3	45,505.14	76.10	76.10	589
50,000.00 - 99,999.99	1,677	127,495,321.20	9.73	7.9814	7.4803	357	3	76,025.83	82.79	82.79	612
100,000.00 - 149,999.99	1,799	222,836,498.57	17.01	7.6428	7.1417	357	3	123,866.87	82.33	82.33	611
150,000.00 - 199,999.99	1,175	202,775,400.78	15.48	7.4989	6.9978	357	3	172,574.81	80.65	80.65	607
200,000.00 - 249,999.99	877	195,346,430.19	14.91	7.2117	6.7106	358	2	222,743.93	80.05	80.05	616
250,000.00 - 299,999.99	618	169,124,919.60	12.91	7.2227	6.7216	358	2	273,664.92	81.07	81.07	612
300,000.00 - 349,999.99	418	135,037,104.83	10.31	7.1499	6.6488	358	2	323,055.27	82.19	82.19	617
350,000.00 - 399,999.99	284	105,935,478.36	8.09	6.9169	6.4158	358	2	373,012.25	82.13	82.13	625
400,000.00 - 449,999.99	161	67,767,770.14	5.17	6.9863	6.4852	358	2	420,917.83	83.27	83.27	629
450,000.00 - 499,999.99	106	50,259,716.77	3.84	7.0081	6.5070	358	2	474,148.27	82.73	82.73	625
500,000.00 - 549,999.99	32	16,552,592.38	1.26	7.0449	6.5438	358	2	517,268.51	79.05	79.05	631
550,000.00 - 599,999.99	16	9,202,482.03	0.70	7.0310	6.5299	358	2	575,155.13	80.59	80.59	645
600,000.00 - 649,999.99	4	2,499,050.03	0.19	6.8648	6.3637	359	1	624,762.51	90.01	90.01	646
700,000.00 - 749,999.99	2	1,407,750.00	0.11	6.6235	6.1224	359	1	703,875.00	82.57	82.57	659
750,000.00 - 799,999.99	1	750,000.00	0.06	7.2500	6.7489	359	1	750,000.00	75.00	75.00	607
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**7.3543**	**6.8532**	**358**	**2**	**181,113.36**	**81.59**	**81.59**	**615**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.500 - 4.749	1	98,945	0.01	4.6400	4.1389	357	3	4.6400	4.6400	98,945	80.00	80.00	695
4.750 - 4.999	4	923,337	0.07	4.9900	4.4889	358	2	4.9900	4.9900	230,834	69.59	69.59	632
5.000 - 5.249	22	5,973,457	0.46	5.1588	4.6577	358	2	5.0000	5.2400	271,521	73.97	73.97	656
5.250 - 5.499	65	15,850,597	1.21	5.3643	4.8632	358	2	5.2500	5.4900	243,855	74.79	74.79	651
5.500 - 5.749	115	28,130,432	2.15	5.6133	5.1122	358	2	5.5000	5.7400	244,612	76.12	76.12	648
5.750 - 5.999	340	85,153,393	6.50	5.9041	5.4030	358	2	5.7500	5.9990	250,451	77.20	77.20	641
6.000 - 6.249	234	53,664,482	4.10	6.1320	5.6309	358	2	6.0000	6.2400	229,335	78.25	78.25	638
6.250 - 6.499	440	97,565,562	7.45	6.3566	5.8555	358	2	6.2500	6.4900	221,740	79.71	79.71	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {ADJUSTABLE RATE COLLATERAL}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.500 - 6.749	562	111,282,533	8.50	6.5990	6.0979	357	3	6.5000	6.7400	198,012	79.96	79.96	629
6.750 - 6.999	785	162,094,235	12.38	6.8877	6.3866	358	2	6.7500	6.9990	206,489	80.61	80.61	624
7.000 - 7.249	436	77,049,982	5.88	7.1086	6.6075	357	3	7.0000	7.2400	176,720	80.60	80.60	624
7.250 - 7.499	639	116,876,157	8.92	7.3577	6.8566	357	3	7.2500	7.4900	182,905	82.43	82.43	616
7.500 - 7.749	601	106,148,381	8.10	7.5934	7.0923	357	3	7.5000	7.7400	176,620	83.46	83.46	609
7.750 - 7.999	712	125,799,303	9.60	7.8819	7.3808	358	2	7.7500	7.9900	176,684	83.55	83.55	597
8.000 - 8.249	351	52,371,122	4.00	8.0989	7.5978	357	3	8.0000	8.2450	149,205	85.34	85.34	600
8.250 - 8.499	443	64,042,321	4.89	8.3563	7.8552	357	2	8.2500	8.4900	144,565	85.58	85.58	596
8.500 - 8.749	390	58,569,664	4.47	8.5883	8.0872	358	2	8.5000	8.7400	150,179	85.83	85.83	596
8.750 - 8.999	415	57,831,248	4.42	8.8680	8.3669	358	2	8.7500	8.9970	139,352	84.38	84.38	588
9.000 - 9.249	187	24,054,217	1.84	9.1039	8.6028	358	2	9.0000	9.2400	128,632	86.23	86.23	593
9.250 - 9.499	167	22,878,191	1.75	9.3394	8.8383	358	2	9.2500	9.4900	136,995	85.05	85.05	589
9.500 - 9.749	106	13,571,531	1.04	9.5950	9.0939	357	3	9.5000	9.7400	128,033	81.13	81.13	583
9.750 - 9.999	99	13,268,803	1.01	9.8542	9.3531	358	2	9.7500	9.9900	134,028	83.12	83.12	581
10.000 - 10.249	25	3,728,840	0.28	10.1329	9.6318	358	2	10.0000	10.2400	149,154	82.25	82.25	579
10.250 - 10.499	37	5,003,818	0.38	10.3365	9.8354	358	2	10.2500	10.4900	135,238	76.94	76.94	551
10.500 - 10.749	17	1,943,633	0.15	10.6084	10.1073	358	2	10.5000	10.7400	114,331	72.53	72.53	536
10.750 - 10.999	17	2,720,433	0.21	10.9047	10.4036	358	2	10.7500	10.9900	160,025	63.83	63.83	534
11.000 - 11.249	10	984,607	0.08	11.1136	10.6125	358	2	11.0000	11.2400	98,461	68.95	68.95	541
11.250 - 11.499	3	282,965	0.02	11.4296	10.9285	358	2	11.3400	11.4900	94,322	54.59	54.59	529
11.500 - 11.749	4	916,851	0.07	11.6570	11.1559	357	3	11.5400	11.7400	229,213	64.24	64.24	515
11.750 - 11.999	3	409,683	0.03	11.8144	11.3133	358	2	11.7900	11.8400	136,561	63.07	63.07	514
12.000 - 12.249	2	623,108	0.05	12.0907	11.5896	357	3	12.0000	12.1900	311,554	64.37	64.37	501
TOTAL	**7,232**	**1,309,811,833**	**100.00**	**7.3543**	**6.8532**	**358**	**2**	**4.6400**	**12.1900**	**181,113**	**81.59**	**81.59**	**615**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	151	22,213,052.63	1.70	7.11572	6.61462	358	2	147,106.31	42.54	42.54	582
50.01 - 55.00	96	17,406,056.23	1.33	7.12360	6.62250	358	2	181,313.09	53.05	53.05	585
55.01 - 60.00	137	23,289,593.97	1.78	7.55840	7.05730	358	2	169,997.04	58.10	58.10	573
60.01 - 65.00	226	43,904,671.30	3.35	7.32779	6.82669	358	2	194,268.46	63.46	63.46	573
65.01 - 70.00	401	75,075,922.80	5.73	7.46541	6.96431	357	3	187,221.75	68.90	68.90	579
70.01 - 75.00	526	108,240,981.44	8.26	7.37945	6.87835	358	2	205,781.33	74.07	74.07	583
75.01 - 80.00	2,313	407,179,324.89	31.09	6.95468	6.45358	357	3	176,039.48	79.69	79.69	626
80.01 - 85.00	894	176,634,773.33	13.49	7.32832	6.82722	358	2	197,578.05	84.37	84.37	602
85.01 - 90.00	1,308	244,937,772.02	18.70	7.49157	6.99047	358	2	187,261.29	89.66	89.66	615
90.01 - 95.00	863	139,882,998.21	10.68	8.05144	7.55034	358	2	162,089.22	94.81	94.81	656
95.01 - 100.00	317	51,046,686.64	3.90	7.95701	7.45591	358	2	161,030.56	99.77	99.77	663
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**7.35425**	**6.85315**	**358**	**2**	**181,113.36**	**81.59**	**81.59**	**615**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	151	22,213,052.63	1.70	7.11572	6.61462	358	2	147,106.31	42.54	42.54	582
50.01 - 55.00	96	17,406,056.23	1.33	7.12360	6.62250	358	2	181,313.09	53.05	53.05	585
55.01 - 60.00	137	23,289,593.97	1.78	7.55840	7.05730	358	2	169,997.04	58.10	58.10	573
60.01 - 65.00	226	43,904,671.30	3.35	7.32779	6.82669	358	2	194,268.46	63.46	63.46	573
65.01 - 70.00	401	75,075,922.80	5.73	7.46541	6.96431	357	3	187,221.75	68.90	68.90	579
70.01 - 75.00	526	108,240,981.44	8.26	7.37945	6.87835	358	2	205,781.33	74.07	74.07	583
75.01 - 80.00	2,313	407,179,324.89	31.09	6.95468	6.45358	357	3	176,039.48	79.69	79.69	626
80.01 - 85.00	894	176,634,773.33	13.49	7.32832	6.82722	358	2	197,578.05	84.37	84.37	602
85.01 - 90.00	1,308	244,937,772.02	18.70	7.49157	6.99047	358	2	187,261.29	89.66	89.66	615
90.01 - 95.00	863	139,882,998.21	10.68	8.05144	7.55034	358	2	162,089.22	94.81	94.81	656
95.01 - 100.00	317	51,046,686.64	3.90	7.95701	7.45591	358	2	161,030.56	99.77	99.77	663
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**7.35425**	**6.85315**	**358**	**2**	**181,113.36**	**81.59**	**81.59**	**615**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	300	51,760,737.50	3.95	172,535.79	8.76538	72.51	72.51	509
520 - 539	439	72,523,078.84	5.54	165,200.64	8.32127	74.15	74.15	530
540 - 559	591	104,885,286.32	8.01	177,470.87	7.87820	76.15	76.15	550
560 - 579	752	134,491,193.65	10.27	178,844.67	7.56951	78.92	78.92	570
580 - 599	894	158,060,289.25	12.07	176,801.22	7.27551	81.09	81.09	589
600 - 619	1,135	196,241,017.95	14.98	172,899.58	7.13544	82.54	82.54	609
620 - 639	941	176,903,089.99	13.51	187,994.78	7.08334	83.37	83.37	629
640 - 659	770	141,786,077.81	10.82	184,137.76	7.10453	84.64	84.64	649
660 - 679	568	107,873,171.60	8.24	189,917.56	7.06948	84.67	84.67	669
680 - 699	318	61,821,413.21	4.72	194,406.96	6.97074	85.98	85.98	689
700 - 719	199	38,303,334.76	2.92	192,479.07	7.06237	86.01	86.01	709
720 - 739	140	28,831,317.93	2.20	205,937.99	6.95147	86.73	86.73	729
740 - 759	90	19,249,229.14	1.47	213,880.32	7.11951	87.35	87.35	749
760 - 779	51	9,172,374.76	0.70	179,850.49	6.89420	84.08	84.08	769
780 - 799	37	6,686,327.43	0.51	180,711.55	7.06179	85.57	85.57	786
800 - 819	7	1,223,893.32	0.09	174,841.90	6.99163	82.81	82.81	805
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**181,113.36**	**7.35425**	**81.59**	**81.59**	**615**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	521	112,439,620.61	8.58
Condominium	429	78,134,640.31	5.97
PUD	597	129,546,099.68	9.89
Single Family	5,674	988,524,874.63	75.47

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Townhouse	11	1,166,598.23	0.09
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	786	103,923,927.46	7.93
Owner Occupied	6,402	1,197,890,021.01	91.46
Second Home	44	7,997,884.99	0.61
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	4,404	721,827,232.14	55.11
Limited	171	39,794,439.27	3.04
Stated Income	2,657	548,190,162.05	41.85
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	5	949,724.02	0.07	189,944.80	8.60054	85.34	85.34	4.15
5.01 - 10.00	10	1,594,300.87	0.12	159,430.09	7.55618	77.53	77.53	8.45
10.01 - 15.00	41	5,427,287.45	0.41	132,372.86	7.33418	78.85	78.85	13.11
15.01 - 20.00	121	15,492,262.83	1.18	128,035.23	7.58779	79.97	79.97	18.29
20.01 - 25.00	285	37,704,754.81	2.88	132,297.39	7.59528	79.70	79.70	22.97
25.01 - 30.00	539	77,043,422.80	5.88	142,937.70	7.50149	81.63	81.63	27.74
30.01 - 35.00	768	122,924,146.03	9.38	160,057.48	7.42517	80.65	80.65	32.74
35.01 - 40.00	1,233	223,706,648.46	17.08	181,432.80	7.32162	81.15	81.15	37.79
40.01 - 45.00	1,647	311,390,926.85	23.77	189,065.53	7.29134	82.16	82.16	42.67
45.01 - 50.00	2,186	435,088,371.90	33.22	199,034.02	7.30718	82.50	82.50	47.78
50.01 - 55.00	397	78,489,987.44	5.99	197,707.78	7.52252	78.42	78.42	52.39
TOTAL	7,232	1,309,811,833.46	100.00	181,113.36	7.35425	81.59	81.59	41.26

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	3,595	716,997,576.23	54.74
Purchase	2,965	490,000,922.59	37.41
Rate/Term Refinance	672	102,813,334.64	7.85
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	7,232	1,309,811,833.46	100.00	181,113.36	7.35425	81.59	615
TOTAL	7,232	1,309,811,833.46	100.00	181,113.36	7.35425	81.59	615

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	7,232	1,309,811,833.46	100.00
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,732	306,291,434.51	23.38
No PP	1,732	306,291,434.51	23.38
Yes	5,500	1,003,520,398.95	76.62
1Y PP	345	84,796,231.08	6.47
2.5Y PP	2	312,413.31	0.02
2Y PP	4,157	761,041,758.71	58.10
3Y PP	985	156,024,603.85	11.91
4Y PP	1	152,493.35	0.01
5Y PP	8	891,138.79	0.07
6M PP	2	301,759.86	0.02
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	3	605,000.00	0.05

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	60	6,455,221.65	0.49
AR	40	3,895,346.48	0.30
AZ	142	19,610,629.67	1.50
CA	1,906	503,274,076.66	38.42
CO	96	16,968,493.92	1.30
CT	76	14,716,888.82	1.12
DC	4	734,881.83	0.06
DE	17	2,890,963.39	0.22
FL	521	80,900,566.69	6.18
GA	346	49,815,618.84	3.80
HI	6	1,686,513.46	0.13
IA	41	3,888,597.59	0.30
ID	14	1,398,697.17	0.11
IL	455	85,660,025.07	6.54
IN	149	15,121,788.57	1.15
KS	24	2,422,271.90	0.18
KY	41	4,141,285.98	0.32
LA	55	5,971,609.80	0.46
MA	60	15,580,052.50	1.19
MD	199	38,095,341.88	2.91
ME	3	349,349.46	0.03
MI	285	33,193,953.32	2.53
MN	178	31,428,403.80	2.40
MO	167	18,680,957.25	1.43
MS	28	2,855,559.31	0.22
MT	3	377,365.80	0.03
NC	181	20,791,540.01	1.59
ND	3	410,673.39	0.03
NE	14	1,287,967.41	0.10
NH	9	1,712,402.16	0.13
NJ	144	30,491,867.43	2.33
NM	32	3,416,586.00	0.26
NV	204	43,830,087.66	3.35
NY	135	36,947,402.69	2.82
OH	257	26,734,494.00	2.04
OK	41	3,985,397.36	0.30
OR	47	8,389,078.01	0.64
PA	174	21,997,588.86	1.68
RI	34	5,854,157.86	0.45
SC	60	6,763,137.59	0.52
SD	3	263,390.52	0.02
TN	172	17,677,217.31	1.35
TX	269	32,732,275.46	2.50
UT	42	6,255,232.15	0.48
VA	282	51,080,287.54	3.90
WA	62	11,282,931.58	0.86

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	119	14,147,836.81	1.08
WV	23	2,390,170.62	0.18
WY	6	650,650.23	0.05
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	7,232	1,309,811,833.46	100.00
3.500 - 3.999	1	121,853.14	0.01
4.000 - 4.499	6	999,822.98	0.08
4.500 - 4.999	50	8,777,193.42	0.67
5.000 - 5.499	286	54,036,571.94	4.13
5.500 - 5.999	2,332	530,668,879.46	40.51
6.000 - 6.499	787	133,992,821.85	10.23
6.500 - 6.999	1,813	318,427,616.81	24.31
7.000 - 7.499	668	96,221,687.60	7.35
7.500 - 7.999	580	79,232,272.26	6.05
8.000 - 8.499	357	48,307,388.84	3.69
8.500 - 8.999	206	23,581,543.03	1.80
9.000 - 9.499	95	10,798,480.23	0.82
9.500 - 9.999	35	3,241,208.65	0.25
10.000 - 10.499	12	1,063,904.21	0.08
10.500 - 10.999	3	304,189.04	0.02
11.000 - 11.499	1	36,400.00	0.00
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	7,232	1,309,811,833.46	100.00
TOTAL	7,232	1,309,811,833.46	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	47	12,121,317.03	0.93	6.67713	6.17603	257,955.89	360	358	2	633	42.00	81.02	81.02	6.09209	2.13333	1.53604	6.98998	4
LIBOR 1/6 ARM	182	43,502,566.13	3.32	7.02729	6.52619	239,104.37	360	358	2	616	41.33	83.11	83.11	6.11690	2.03780	1.51450	6.99514	10

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM	4,985	857,960,498.51	65.50	7.57054	7.06944	172,246.46	360	358	2	608	41.34	81.66	81.66	6.58891	2.98984	1.55623	6.57357	22
LIBOR 2/6 ARM IO	756	194,316,206.30	14.84	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM	1,128	169,207,202.84	12.92	7.28019	6.77909	150,298.50	360	357	3	611	40.43	80.57	80.57	6.87327	2.99796	1.10397	6.10342	33
LIBOR 3/6 ARM IO	67	17,270,706.09	1.32	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM	65	15,003,770.92	1.15	6.93585	6.43475	230,875.11	360	358	2	643	42.88	78.37	78.37	6.17046	3.00000	2.00000	6.98400	58
LIBOR 5/6 ARM IO	2	429,565.64	0.03	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**	**7.35425**	**6.85315**	**181,259.13**	**360**	**358**	**2**	**615**	**41.26**	**81.59**	**81.59**	**6.52493**	**2.95097**	**1.53194**	**6.56725**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	26	4,046,259.53	0.31
2 YEARS	608	163,188,866.23	12.46
3 YEARS	50	13,489,118.80	1.03
5 YEARS	141	31,292,233.47	2.39
NON-IO	6,407	1,097,795,355.43	83.81
TOTAL	**7,232**	**1,309,811,833.46**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE1 {GROUP I: INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	10	3,864,681.00	4.73	7.31307	6.81197	386,488.10	360	359	1	672	39.15	81.81	81.81	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	194	70,701,890.83	86.61	6.67359	6.17249	364,471.64	360	358	2	648	42.14	82.09	82.09	6.19858	3.00000	1.78096	6.78720	22
LIBOR 3/6 ARM IO	22	7,063,507.63	8.65	6.88565	6.38455	321,115.91	360	357	3	648	38.79	84.74	84.74	6.65442	2.93788	1.44323	6.48464	33
TOTAL	**226**	**81,630,079.46**	**100.00**	**6.72222**	**6.22112**	**361,225.35**	**360**	**358**	**2**	**649**	**41.71**	**82.30**	**82.30**	**6.23998**	**2.99436**	**1.75028**	**6.75972**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	5	450,394.90	0.55	8.2063	7.7052	358	2	90,078.98	85.80	85.80	664
100,000.00 - 149,999.99	20	2,563,309.44	3.14	8.4065	7.9054	358	2	128,165.47	91.47	91.47	625
150,000.00 - 199,999.99	13	2,150,015.17	2.63	8.3248	7.8237	358	2	165,385.78	89.76	89.76	633
200,000.00 - 249,999.99	11	2,456,095.98	3.01	7.3983	6.8972	357	3	223,281.45	85.00	85.00	638
250,000.00 - 299,999.99	5	1,400,400.00	1.72	6.9401	6.4390	357	3	280,080.00	85.95	85.95	638
300,000.00 - 349,999.99	2	690,071.90	0.85	8.2270	7.7259	357	3	345,035.95	87.48	87.48	584
350,000.00 - 399,999.99	68	25,788,200.07	31.59	6.4004	5.8993	358	2	379,238.24	82.78	82.78	662
400,000.00 - 449,999.99	50	20,999,371.05	25.73	6.5881	6.0870	358	2	419,987.42	81.59	81.59	651
450,000.00 - 499,999.99	42	19,849,470.97	24.32	6.6002	6.0991	358	2	472,606.45	82.13	82.13	641
500,000.00 - 549,999.99	8	4,097,749.98	5.02	6.9279	6.4268	358	2	512,218.75	70.12	70.12	649
550,000.00 - 599,999.99	1	585,000.00	0.72	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.74	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	**226**	**81,630,079.46**	**100.00**	**6.7222**	**6.2211**	**358**	**2**	**361,195.04**	**82.30**	**82.30**	**649**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	3	1,172,700	1.44	5.1598	4.6587	358	2	5.1400	5.1900	390,900	80.38	80.38	691
5.250 - 5.499	5	2,205,623	2.70	5.3278	4.8267	358	2	5.2500	5.4900	441,125	79.86	79.86	677
5.500 - 5.749	14	5,940,450	7.28	5.6008	5.0997	358	2	5.5000	5.7400	424,318	80.87	80.87	690
5.750 - 5.999	25	9,421,957	11.54	5.9133	5.4122	358	2	5.7500	5.9900	376,878	80.50	80.50	643
6.000 - 6.249	18	7,411,088	9.08	6.1392	5.6381	358	2	6.0400	6.2400	411,727	80.97	80.97	651
6.250 - 6.499	27	11,035,665	13.52	6.3244	5.8233	358	2	6.2500	6.4900	408,728	80.46	80.46	647
6.500 - 6.749	20	8,065,000	9.88	6.5894	6.0883	358	2	6.5000	6.7400	403,250	82.16	82.16	641
6.750 - 6.999	38	15,340,866	18.79	6.8939	6.3928	358	2	6.7500	6.9950	403,707	81.66	81.66	651
7.000 - 7.249	10	3,436,648	4.21	7.1288	6.6277	358	2	7.0400	7.2100	343,665	86.55	86.55	656
7.250 - 7.499	15	4,935,632	6.05	7.3556	6.8545	357	3	7.2500	7.4900	329,042	85.06	85.06	642
7.500 - 7.749	5	1,660,150	2.03	7.5841	7.0830	357	3	7.5000	7.6500	332,030	86.38	86.38	629
7.750 - 7.999	8	2,412,355	2.96	7.8898	7.3887	358	2	7.7500	7.9900	301,544	82.34	82.34	660
8.000 - 8.249	4	1,055,792	1.29	8.0780	7.5769	358	2	8.0000	8.1250	263,948	93.47	93.47	610
8.250 - 8.499	4	815,772	1.00	8.4349	7.9338	358	2	8.3500	8.4500	203,943	87.72	87.72	576
8.500 - 8.749	10	3,176,649	3.89	8.6051	8.1040	358	2	8.5000	8.7000	317,665	83.65	83.65	624

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.750 - 8.999	3	810,950	0.99	8.7745	8.2734	358	2	8.7500	8.7900	270,317	89.85	89.85	601
9.000 - 9.249	9	1,549,450	1.90	9.1349	8.6338	359	1	9.1000	9.2000	172,161	81.51	81.51	624
9.250 - 9.499	4	702,453	0.86	9.3791	8.8780	359	1	9.2500	9.4500	175,613	93.70	93.70	652
9.500 - 9.749	1	114,000	0.14	9.5000	8.9989	359	1	9.5000	9.5000	114,000	95.00	95.00	668
9.750 - 9.999	3	366,878	0.45	9.9158	9.4147	358	2	9.8000	9.9500	122,293	94.99	94.99	691
TOTAL	226	81,630,079	100.00	6.7222	6.2211	358	2	5.1400	9.9500	361,195	82.30	82.30	649

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	955,000.00	1.17	8.79777	8.29667	358	2	477,500.00	44.88	44.88	585
50.01 - 55.00	1	368,999.99	0.45	6.19000	5.68890	358	2	368,999.99	52.71	52.71	632
60.01 - 65.00	2	925,750.00	1.13	6.29442	5.79332	358	2	462,875.00	64.96	64.96	604
65.01 - 70.00	4	1,734,249.99	2.12	6.38552	5.88442	358	2	433,562.50	68.56	68.56	692
70.01 - 75.00	16	6,953,288.11	8.52	6.42684	5.92574	358	2	434,580.51	74.01	74.01	613
75.01 - 80.00	95	35,340,758.13	43.29	6.37158	5.87048	358	2	372,007.98	79.86	79.86	664
80.01 - 85.00	30	12,014,735.48	14.72	6.71542	6.21432	358	2	400,491.18	84.38	84.38	648
85.01 - 90.00	48	17,692,804.17	21.67	6.99702	6.49592	358	2	368,600.09	89.57	89.57	637
90.01 - 95.00	20	4,228,426.30	5.18	8.29201	7.79091	358	2	211,421.32	94.99	94.99	651
95.01 - 100.00	8	1,416,067.29	1.73	8.29092	7.78982	357	3	177,008.41	98.81	98.81	633
TOTAL	226	81,630,079.46	100.00	6.72222	6.22112	358	2	361,195.04	82.30	82.30	649

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	2	955,000.00	1.17	8.79777	8.29667	358	2	477,500.00	44.88	44.88	585
50.01 - 55.00	1	368,999.99	0.45	6.19000	5.68890	358	2	368,999.99	52.71	52.71	632
60.01 - 65.00	2	925,750.00	1.13	6.29442	5.79332	358	2	462,875.00	64.96	64.96	604
65.01 - 70.00	4	1,734,249.99	2.12	6.38552	5.88442	358	2	433,562.50	68.56	68.56	692
70.01 - 75.00	16	6,953,288.11	8.52	6.42684	5.92574	358	2	434,580.51	74.01	74.01	613
75.01 - 80.00	95	35,340,758.13	43.29	6.37158	5.87048	358	2	372,007.98	79.86	79.86	664
80.01 - 85.00	30	12,014,735.48	14.72	6.71542	6.21432	358	2	400,491.18	84.38	84.38	648
85.01 - 90.00	48	17,692,804.17	21.67	6.99702	6.49592	358	2	368,600.09	89.57	89.57	637
90.01 - 95.00	20	4,228,426.30	5.18	8.29201	7.79091	358	2	211,421.32	94.99	94.99	651
95.01 - 100.00	8	1,416,067.29	1.73	8.29092	7.78982	357	3	177,008.41	98.81	98.81	633
TOTAL	226	81,630,079.46	100.00	6.72222	6.22112	358	2	361,195.04	82.30	82.30	649

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 540 - 559 | 1 | 105,825.00 | 0.13 | 105,825.00 | 8.06000 | 85.00 | 85.00 | 558 |
| 560 - 579 | 17 | 5,434,121.90 | 6.66 | 319,654.23 | 7.07323 | 79.11 | 79.11 | 576 |
| 580 - 599 | 15 | 5,048,100.00 | 6.18 | 336,540.00 | 6.81713 | 78.01 | 78.01 | 589 |
| 600 - 619 | 38 | 14,765,685.40 | 18.09 | 388,570.67 | 6.92493 | 81.61 | 81.61 | 609 |
| 620 - 639 | 42 | 14,942,916.38 | 18.31 | 355,783.72 | 6.71542 | 83.74 | 83.74 | 627 |
| 640 - 659 | 26 | 9,503,444.96 | 11.64 | 365,517.11 | 6.71207 | 83.30 | 83.30 | 651 |
| 660 - 679 | 35 | 12,316,213.74 | 15.09 | 351,891.82 | 6.71201 | 83.54 | 83.54 | 669 |
| 680 - 699 | 21 | 7,361,831.48 | 9.02 | 350,563.40 | 6.71804 | 84.77 | 84.77 | 690 |
| 700 - 719 | 11 | 3,848,884.79 | 4.72 | 349,898.62 | 6.41851 | 84.00 | 84.00 | 712 |
| 720 - 739 | 9 | 3,856,999.99 | 4.72 | 428,555.55 | 6.24614 | 80.09 | 80.09 | 730 |
| 740 - 759 | 5 | 1,963,507.61 | 2.41 | 392,701.52 | 6.34554 | 80.81 | 80.81 | 747 |
| 760 - 779 | 3 | 1,223,600.00 | 1.50 | 407,866.67 | 5.55793 | 80.00 | 80.00 | 775 |
| 780 - 799 | 2 | 883,448.21 | 1.08 | 441,724.11 | 7.24442 | 79.31 | 79.31 | 780 |
| 800 - 819 | 1 | 375,500.00 | 0.46 | 375,500.00 | 5.50000 | 69.54 | 69.54 | 800 |
| TOTAL | 226 | 81,630,079.46 | 100.00 | 361,195.04 | 6.72222 | 82.30 | 82.30 | 649 |

**Collateral Grouped by Property Type**

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Condominium | 10 | 3,263,207.61 | 4.00 |
| PUD | 33 | 12,597,129.22 | 15.43 |
| Single Family | 182 | 65,689,691.21 | 80.47 |
| Townhouse | 1 | 80,051.42 | 0.10 |
| TOTAL | 226 | 81,630,079.46 | 100.00 |

**Collateral Grouped by Occupancy Type**

| OCCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Investor | 16 | 2,289,681.48 | 2.80 |
| Owner Occupied | 207 | 78,944,498.44 | 96.71 |
| Second Home | 3 | 395,899.54 | 0.48 |
| TOTAL | 226 | 81,630,079.46 | 100.00 |

**Collateral Grouped by Documentation Type**

| DOCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Full/Alternative | 116 | 40,945,481.52 | 50.16 |
| Limited | 17 | 6,537,404.97 | 8.01 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	93	34,147,192.97	41.83
TOTAL	226	81,630,079.46	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	1	480,000.00	0.59	480,000.00	6.14000	80.00	80.00	13.30
15.01 - 20.00	1	476,250.00	0.58	476,250.00	6.39000	75.00	75.00	18.50
20.01 - 25.00	5	949,951.42	1.16	189,990.28	7.32206	90.39	90.39	21.09
25.01 - 30.00	14	3,627,129.41	4.44	259,080.67	7.00452	84.47	84.47	28.09
30.01 - 35.00	26	7,809,651.71	9.57	300,371.22	6.96026	82.64	82.64	32.67
35.01 - 40.00	35	12,768,840.26	15.64	364,824.01	6.72646	80.38	80.38	37.67
40.01 - 45.00	60	22,809,297.98	27.94	380,154.97	6.63576	81.98	81.98	42.61
45.01 - 50.00	83	32,313,708.68	39.59	389,321.79	6.69721	82.85	82.85	47.64
50.01 - 55.00	1	395,250.00	0.48	395,250.00	5.99000	85.00	85.00	50.60
TOTAL	226	81,630,079.46	100.00	361,195.04	6.72222	82.30	82.30	41.71

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	104	40,485,915.30	49.60
Purchase	115	38,369,517.36	47.00
Rate/Term Refinance	7	2,774,646.80	3.40
TOTAL	226	81,630,079.46	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	226	81,630,079.46	100.00	361,195.04	6.72222	82.30	649
TOTAL	226	81,630,079.46	100.00	361,195.04	6.72222	82.30	649

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	226	81,630,079.46	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	226	81,630,079.46	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	25	8,591,114.22	10.52
No PP	25	8,591,114.22	10.52
Yes	201	73,038,965.24	89.48
1Y PP	21	8,939,032.26	10.95
2Y PP	154	55,090,677.03	67.49
3Y PP	25	8,879,755.95	10.88
5Y PP	1	129,500.00	0.16
TOTAL	226	81,630,079.46	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	83,600.00	0.10
AZ	2	529,500.00	0.65
CA	154	62,031,409.45	75.99
CT	1	467,500.00	0.57
FL	16	4,524,350.73	5.54
GA	27	5,324,621.96	6.52
KY	1	135,414.90	0.17
MD	2	894,616.00	1.10
MN	2	899,950.00	1.10
NC	1	80,051.42	0.10
NV	6	2,357,620.00	2.89
NY	2	804,750.00	0.99
OH	1	408,800.00	0.50
PA	1	365,000.00	0.45
TX	2	289,920.00	0.36
UT	1	138,150.00	0.17
VA	5	1,846,825.00	2.26
WA	1	448,000.00	0.55
TOTAL	226	81,630,079.46	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**216**	**77,765,398.46**	**95.27**
5.000 - 5.499	24	6,911,380.06	8.47
5.500 - 5.999	127	53,025,957.00	64.96
6.000 - 6.499	10	2,175,866.22	2.67
6.500 - 6.999	20	8,782,499.97	10.76
7.000 - 7.499	1	105,825.00	0.13
7.500 - 7.999	1	500,000.00	0.61
8.000 - 8.499	15	3,345,488.73	4.10
8.500 - 8.999	6	1,050,150.00	1.29
9.000 - 9.499	9	1,404,953.00	1.72
9.500 - 9.999	3	463,278.48	0.57
FIXED	**10**	**3,864,681.00**	**4.73**
0.000 - 0.499	10	3,864,681.00	4.73
TOTAL	**226**	**81,630,079.46**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	10	3,864,681.00	4.73
WSJ-6MLIBOR	216	77,765,398.46	95.27
TOTAL	**226**	**81,630,079.46**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	10	3,864,681.00	4.73	7.31307	6.81197	386,488.10	360	359	1	672	39.15	81.81	81.81	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	194	70,701,890.83	86.61	6.67359	6.17249	364,471.64	360	358	2	648	42.14	82.09	82.09	6.19858	3.00000	1.78096	6.78720	22
LIBOR 3/6 ARM IO	22	7,063,507.63	8.65	6.88565	6.38455	321,115.91	360	357	3	648	38.79	84.74	84.74	6.65442	2.93788	1.44323	6.48464	33
TOTAL	**226**	**81,630,079.46**	**100.00**	**6.72222**	**6.22112**	**361,225.35**	**360**	**358**	**2**	**649**	**41.71**	**82.30**	**82.30**	**6.23998**	**2.99436**	**1.75028**	**6.75972**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	7	2,619,081.00	3.21
2 YEARS	141	57,217,868.31	70.09
3 YEARS	12	4,769,071.88	5.84
5 YEARS	66	17,024,058.27	20.86
TOTAL	**226**	**81,630,079.46**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	57	4,942,414.38	45.61	10.69525	10.19415	86,745.96	180	177	3	677	44.34	19.53	99.16	0.00000	0.00000	0.00000	0.00000	0
FIXED	101	5,894,778.31	54.39	10.94518	10.44408	58,446.61	266	264	3	683	42.48	18.15	98.64	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**158**	**10,837,192.69**	**100.00**	**10.83120**	**10.33010**	**68,655.87**	**227**	**224**	**3**	**681**	**43.32**	**18.78**	**98.88**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	42	1,009,445.28	9.31	11.0956	10.5945	298	2	24,034.41	15.34	97.03	671
50,000.00 - 99,999.99	93	7,319,881.65	67.54	10.8132	10.3121	219	3	78,708.40	18.98	99.08	683
100,000.00 - 149,999.99	23	2,507,865.76	23.14	10.7773	10.2762	209	3	109,037.64	19.57	99.01	678
TOTAL	**158**	**10,837,192.69**	**100.00**	**10.8312**	**10.3301**	**224**	**3**	**68,589.83**	**18.78**	**98.88**	**681**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	1	117,400	1.08	7.9900	7.4889	178	2	7.9900	7.9900	117,400	20.00	100.00	714
8.500 - 8.749	1	119,422	1.10	8.5000	7.9989	235	5	8.5000	8.5000	119,422	20.00	100.00	742
8.750 - 8.999	2	117,924	1.09	8.8053	8.3042	262	5	8.7500	8.9900	58,962	20.00	100.00	669
9.000 - 9.249	10	555,780	5.13	9.0971	8.5960	258	3	9.0000	9.2400	55,578	19.53	97.83	694
9.250 - 9.499	3	262,957	2.43	9.3757	8.8746	193	3	9.2500	9.4500	87,652	20.00	100.00	664
9.500 - 9.749	4	337,273	3.11	9.6609	9.1598	197	3	9.6000	9.7000	84,318	19.93	99.03	664
9.750 - 9.999	9	762,502	7.04	9.8772	9.3761	219	3	9.7500	9.9900	84,722	19.87	99.77	668
10.000 - 10.249	4	286,571	2.64	10.1185	9.6174	193	2	10.0000	10.2000	71,643	18.05	98.30	668
10.250 - 10.499	8	499,875	4.61	10.2940	9.7929	203	3	10.2500	10.4000	62,484	17.42	96.58	674
10.500 - 10.749	15	1,003,607	9.26	10.6411	10.1400	206	3	10.5000	10.7400	66,907	18.36	98.65	676
10.750 - 10.999	27	1,792,940	16.54	10.8798	10.3787	209	2	10.7500	10.9900	66,405	19.02	99.30	699
11.000 - 11.249	19	1,299,531	11.99	11.1150	10.6139	204	3	11.0000	11.2000	68,396	18.49	99.05	686
11.250 - 11.499	10	774,531	7.15	11.3159	10.8148	211	2	11.2500	11.4500	77,453	19.47	100.00	662
11.500 - 11.749	15	1,065,326	9.83	11.5383	11.0372	227	2	11.5000	11.7000	71,022	18.38	98.72	681
11.750 - 11.999	8	621,213	5.73	11.7775	11.2764	229	3	11.7500	11.9000	77,652	19.30	99.53	687
12.000 - 12.249	13	766,809	7.08	12.0905	11.5894	334	2	12.0000	12.2000	58,985	17.34	98.16	675
12.250 - 12.499	1	102,973	0.95	12.4000	11.8989	177	3	12.4000	12.4000	102,973	20.00	100.00	674
12.500 - 12.749	2	140,251	1.29	12.6000	12.0989	267	3	12.6000	12.6000	70,126	18.78	97.81	629
12.750 - 12.999	3	162,144	1.50	12.8616	12.3605	281	3	12.7500	12.9000	54,048	15.72	95.00	668
13.000 - 13.249	3	48,163	0.44	13.0326	12.5315	278	2	13.0000	13.1500	16,054	16.14	95.00	636
TOTAL	**158**	**10,837,193**	**100.00**	**10.8312**	**10.3301**	**224**	**3**	**7.9900**	**13.1500**	**68,590**	**18.78**	**98.88**	**681**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	158	10,837,192.69	100.00	10.83120	10.33010	224	3	68,589.83	18.78	98.88	681
TOTAL	**158**	**10,837,192.69**	**100.00**	**10.83120**	**10.33010**	**224**	**3**	**68,589.83**	**18.78**	**98.88**	**681**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	1	77,967.29	0.72	10.25000	9.74890	177	3	77,967.29	11.47	85.00	688
85.01 - 90.00	4	274,557.96	2.53	10.33346	9.83236	218	2	68,639.49	14.63	89.33	656
90.01 - 95.00	34	1,224,565.81	11.30	11.50268	11.00158	274	2	36,016.64	15.06	94.83	686
95.01 - 100.00	119	9,260,101.63	85.45	10.76205	10.26095	218	3	77,815.98	19.45	99.81	681
TOTAL	**158**	**10,837,192.69**	**100.00**	**10.83120**	**10.33010**	**224**	**3**	**68,589.83**	**18.78**	**98.88**	**681**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	19	1,105,734.21	10.20	58,196.54	10.92428	18.65	98.76	626
640 - 659	29	1,834,222.35	16.93	63,249.05	10.64875	18.37	98.28	651
660 - 679	43	3,339,383.09	30.81	77,660.07	10.95895	18.91	99.11	670
680 - 699	22	1,698,011.21	15.67	77,182.33	11.06891	19.25	98.91	688
700 - 719	26	1,518,566.23	14.01	58,406.39	10.71786	18.61	99.07	709
720 - 739	5	373,665.37	3.45	74,733.07	11.04403	19.70	99.70	728
740 - 759	8	579,330.17	5.35	72,416.27	9.82431	18.27	98.73	750
760 - 779	3	203,947.66	1.88	67,982.55	11.23222	19.40	99.40	765
780 - 799	3	184,332.40	1.70	61,444.13	10.80711	17.14	97.63	782
TOTAL	**158**	**10,837,192.69**	**100.00**	**68,589.83**	**10.83120**	**18.78**	**98.88**	**681**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	17	937,772.16	8.65
Condominium	10	817,428.82	7.54
PUD	21	1,513,308.61	13.96
Single Family	110	7,568,683.10	69.84
TOTAL	**158**	**10,837,192.69**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are ... & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	28	693,235.43	6.40
Owner Occupied	129	10,066,977.26	92.89
Second Home	1	76,980.00	0.71
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	62	3,705,027.58	34.19
Stated Income	96	7,132,165.11	65.81
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	1	11,238.60	0.10	11,238.60	12.15000	15.00	95.00	11.80
15.01 - 20.00	1	20,836.02	0.19	20,836.02	12.10000	15.00	95.00	19.70
20.01 - 25.00	2	108,050.92	1.00	54,025.46	10.09956	19.82	99.82	24.07
25.01 - 30.00	9	330,503.86	3.05	36,722.65	11.35119	16.40	97.81	27.97
30.01 - 35.00	10	640,290.15	5.91	64,029.02	10.66239	18.93	99.11	32.51
35.01 - 40.00	22	1,375,211.25	12.69	62,509.60	10.65001	19.31	98.72	38.22
40.01 - 45.00	51	3,661,551.99	33.79	71,795.14	10.94993	18.75	98.79	42.98
45.01 - 50.00	58	4,409,028.54	40.68	76,017.73	10.78017	18.78	99.04	48.02
50.01 - 55.00	4	280,481.36	2.59	70,120.34	10.87900	18.85	98.85	52.24
TOTAL	**158**	**10,837,192.69**	**100.00**	**68,589.83**	**10.83120**	**18.78**	**98.88**	**43.32**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	21	1,521,624.20	14.04
Purchase	137	9,315,568.49	85.96
TOTAL	**158**	**10,837,192.69**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
Second Lien	158	10,837,192.69	100.00	68,589.83	10.83120	98.88	681
TOTAL	**158**	**10,837,192.69**	**100.00**	**68,589.83**	**10.83120**	**98.88**	**681**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	101	5,894,778.31	54.39
Yes	57	4,942,414.38	45.61
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**59**	**3,155,668.68**	**29.12**
No PP	59	3,155,668.68	29.12
Yes	**99**	**7,681,524.01**	**70.88**
1Y PP	12	945,471.20	8.72
2Y PP	28	2,194,947.43	20.25
3Y PP	56	4,304,025.35	39.72
5Y PP	3	237,080.03	2.19
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	6	135,488.94	1.25
CA	85	7,252,675.24	66.92
CO	5	219,234.93	2.02
FL	3	147,488.34	1.36
GA	1	76,980.00	0.71
IL	3	202,551.55	1.87
IN	1	14,495.61	0.13
MA	1	99,738.10	0.92
MO	2	21,822.00	0.20
NM	1	102,208.48	0.94
NV	9	590,476.84	5.45
NY	10	777,554.53	7.17

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
OH	1	40,977.39	0.38
OR	1	71,000.00	0.66
PA	1	31,644.97	0.29
SC	1	24,253.69	0.22
TN	3	68,964.15	0.64
TX	15	427,430.84	3.94
UT	3	66,187.89	0.61
VA	3	218,119.87	2.01
WA	3	247,899.33	2.29
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**158**	**10,837,192.69**	**100.00**
0.000 - 0.499	158	10,837,192.69	100.00
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	101	5,894,778.31	54.39
FIXED-BALLOON	57	4,942,414.38	45.61
TOTAL	**158**	**10,837,192.69**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	57	4,942,414.38	45.61	10.69525	10.19415	86,745.96	180	177	3	677	44.34	19.53	99.16	0.00000	0.00000	0.00000	0.00000	0
FIXED	101	5,894,778.31	54.39	10.94518	10.44408	58,446.61	266	264	3	683	42.48	18.15	98.64	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**158**	**10,837,192.69**	**100.00**	**10.83120**	**10.33010**	**68,655.87**	**227**	**224**	**3**	**681**	**43.32**	**18.78**	**98.88**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE1 {GROUP I: 2ND LIEN}

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	158	10,837,192.69	100.00
TOTAL	**158**	**10,837,192.69**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 05-HE1 {INTEREST ONLY COLLATERAL}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	254,023.27	360	358	2	645	41.28	82.04	82.05	6.12161	2.98681	1.74543	6.77035	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	75,980.00	0.03	9.0540	8.5529	289	3	37,990.00	48.01	78.52	679
50,000.00 - 99,999.99	45	3,852,137.87	1.71	7.4618	6.9607	358	2	85,603.06	81.37	81.37	629
100,000.00 - 149,999.99	134	16,831,452.43	7.46	7.2084	6.7073	358	2	125,607.85	83.46	83.46	635
150,000.00 - 199,999.99	128	22,129,444.46	9.81	6.9842	6.4831	358	2	172,886.28	82.90	82.90	639
200,000.00 - 249,999.99	165	36,920,420.17	16.37	6.7308	6.2297	358	2	223,760.12	81.00	81.00	644
250,000.00 - 299,999.99	124	33,985,924.78	15.07	6.7298	6.2287	358	2	274,080.04	82.76	82.76	640
300,000.00 - 349,999.99	99	32,071,856.23	14.22	6.4965	5.9954	358	2	323,958.14	82.13	82.13	648
350,000.00 - 399,999.99	86	32,308,579.11	14.32	6.4377	5.9366	358	2	375,681.15	82.98	82.98	661
400,000.00 - 449,999.99	53	22,247,371.05	9.86	6.5936	6.0925	358	2	419,761.72	81.58	81.58	651
450,000.00 - 499,999.99	42	19,849,470.97	8.80	6.6002	6.0991	358	2	472,606.45	82.13	82.13	641
500,000.00 - 549,999.99	8	4,097,749.98	1.82	6.9279	6.4268	358	2	512,218.75	70.12	70.12	649
550,000.00 - 599,999.99	1	585,000.00	0.26	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.27	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	888	225,555,387.05	100.00	6.7132	6.2121	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	340,000	0.15	4.9900	4.4889	358	2	4.9900	4.9900	340,000	85.00	85.00	642
5.000 - 5.249	6	1,786,700	0.79	5.1339	4.6328	358	2	5.0000	5.2000	297,783	73.86	73.86	679
5.250 - 5.499	16	4,942,973	2.19	5.3478	4.8467	358	2	5.2500	5.4900	308,936	80.43	80.43	666
5.500 - 5.749	37	11,412,381	5.06	5.6056	5.1045	358	2	5.5000	5.7400	308,443	78.52	78.52	681
5.750 - 5.999	105	29,641,537	13.14	5.9128	5.4117	358	2	5.7500	5.9900	282,300	79.50	79.50	657
6.000 - 6.249	55	16,312,620	7.23	6.1333	5.6322	358	2	6.0000	6.2400	296,593	79.97	79.97	649
6.250 - 6.499	132	35,560,342	15.77	6.3397	5.8386	358	2	6.2500	6.4990	269,397	80.06	80.06	645
6.500 - 6.749	95	25,063,131	11.11	6.5875	6.0864	358	2	6.5000	6.7400	263,822	79.77	79.77	640
6.750 - 6.999	143	37,965,665	16.83	6.8867	6.3856	358	2	6.7500	6.9950	265,494	82.23	82.23	646
7.000 - 7.249	54	11,355,928	5.03	7.1198	6.6187	358	2	7.0000	7.2400	210,295	83.37	83.37	639
7.250 - 7.499	71	15,261,422	6.77	7.3538	6.8527	357	3	7.2500	7.4900	214,950	84.94	84.94	636
7.500 - 7.749	47	10,201,469	4.52	7.5789	7.0778	358	2	7.5000	7.7000	217,053	87.54	87.54	630
7.750 - 7.999	36	8,238,389	3.65	7.8634	7.3623	358	2	7.7500	7.9900	228,844	88.19	88.19	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.000 - 8.249	21	3,610,672	1.60	8.1034	7.6023	358	2	8.0000	8.2400	171,937	88.78	88.78	623
8.250 - 8.499	22	3,843,621	1.70	8.3528	7.8517	358	2	8.2500	8.4900	174,710	91.58	91.58	609
8.500 - 8.749	15	4,247,509	1.88	8.5930	8.0919	358	2	8.5000	8.7000	283,167	84.99	84.99	623
8.750 - 8.999	10	2,331,500	1.03	8.8101	8.3090	358	2	8.7500	8.9900	233,150	93.83	93.83	625
9.000 - 9.249	11	1,990,618	0.88	9.1243	8.6232	358	2	9.0000	9.2000	180,965	85.34	85.34	619
9.250 - 9.499	5	787,253	0.35	9.3652	8.8641	359	1	9.2500	9.4500	157,451	94.38	94.38	645
9.500 - 9.749	2	265,800	0.12	9.5000	8.9989	359	1	9.5000	9.5000	132,900	97.86	97.86	638
9.750 - 9.999	3	366,878	0.16	9.9158	9.4147	358	2	9.8000	9.9500	122,293	94.99	94.99	691
11.250 - 11.499	1	28,980	0.01	11.2500	10.7489	178	2	11.2500	11.2500	28,980	20.00	100.00	715
TOTAL	888	225,555,387	100.00	6.7132	6.2121	358	2	4.9900	11.2500	254,004	82.04	82.05	645

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	13	2,552,596.36	1.13	7.40740	6.90630	356	2	196,353.57	43.05	43.96	610
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	35	6,415,582.89	2.84	8.14846	7.64736	357	3	183,302.37	99.65	99.65	639
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	12	2,523,616.36	1.12	7.36327	6.86217	358	2	210,301.36	43.32	43.32	609
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	36	6,444,562.89	2.86	8.16241	7.66131	356	3	179,015.64	99.29	99.65	640

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	529,840.00	0.23	264,920.00	6.45100	69.00	69.00	509
540 - 559	5	1,210,491.36	0.54	242,098.27	7.44706	77.81	77.81	551
560 - 579	36	9,325,021.90	4.13	259,028.39	6.97320	77.76	77.76	575
580 - 599	93	21,002,983.07	9.31	225,838.53	7.06234	82.32	82.32	589
600 - 619	174	43,341,654.63	19.22	249,089.97	6.83645	82.11	82.11	609
620 - 639	151	38,079,899.54	16.88	252,184.77	6.78094	82.58	82.58	628
640 - 659	135	32,399,034.08	14.36	239,992.85	6.67578	82.94	82.94	649
660 - 679	125	33,385,306.97	14.80	267,082.46	6.55191	82.23	82.23	670
680 - 699	68	17,682,650.73	7.84	260,038.98	6.58524	82.61	82.61	690
700 - 719	36	9,778,800.21	4.34	271,633.34	6.42970	82.38	82.62	710
720 - 739	26	7,801,578.77	3.46	300,060.72	6.42255	81.10	81.10	728
740 - 759	19	5,966,557.60	2.65	314,029.35	6.31970	82.12	82.12	748
760 - 779	12	3,108,619.98	1.38	259,051.67	6.11852	80.27	80.27	771
780 - 799	5	1,567,448.21	0.69	313,489.64	6.79348	75.81	75.81	784
800 - 819	1	375,500.00	0.17	375,500.00	5.50000	69.54	69.54	800
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	645

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,763,703.03	3.89
Condominium	74	16,289,550.01	7.22
PUD	106	29,637,146.34	13.14
Single Family	675	170,569,736.25	75.62
Townhouse	3	295,251.42	0.13
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	29	3,790,690.08	1.68
Owner Occupied	849	219,800,672.43	97.45
Second Home	10	1,964,024.54	0.87

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	561	136,900,638.97	60.69
Limited	35	10,790,761.01	4.78
Stated Income	292	77,863,987.07	34.52
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	108,000.00	0.05	108,000.00	7.00000	90.00	90.00	2.50
5.01 - 10.00	2	293,749.98	0.13	146,874.99	6.82464	60.16	60.16	8.07
10.01 - 15.00	3	1,007,166.01	0.45	335,722.00	6.48156	80.00	80.00	13.62
15.01 - 20.00	9	1,498,169.99	0.66	166,463.33	6.78786	75.14	75.14	17.75
20.01 - 25.00	20	4,081,993.49	1.81	204,099.67	7.00787	78.74	78.74	22.70
25.01 - 30.00	61	12,397,126.62	5.50	203,231.58	6.91678	83.36	83.36	27.80
30.01 - 35.00	93	22,218,814.54	9.85	238,911.98	6.83470	81.11	81.11	32.69
35.01 - 40.00	152	38,214,705.22	16.94	251,412.53	6.76228	81.32	81.32	37.79
40.01 - 45.00	223	60,114,674.50	26.65	269,572.53	6.64615	82.02	82.05	42.66
45.01 - 50.00	311	82,428,322.38	36.54	265,042.84	6.67558	82.83	82.83	47.68
50.01 - 55.00	13	3,192,664.32	1.42	245,589.56	6.36557	81.81	81.81	52.23
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	41.28

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	421	113,577,301.82	50.35
Purchase	431	104,139,991.77	46.17
Rate/Term Refinance	36	7,838,093.46	3.48
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	887	225,526,407.05	99.99	254,257.51	6.71263	82.05	645
Second Lien	1	28,980.00	0.01	28,980.00	11.25000	100.00	715
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.05	645

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	887	225,526,407.05	99.99
Yes	1	28,980.00	0.01
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	83	19,621,348.95	8.70
No PP	83	19,621,348.95	8.70
Yes	805	205,934,038.10	91.30
1Y PP	49	16,316,536.71	7.23
2Y PP	639	161,806,006.41	71.74
3Y PP	116	27,681,994.98	12.27
5Y PP	1	129,500.00	0.06
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	5	466,550.00	0.21
AZ	25	3,813,767.63	1.69
CA	498	147,557,460.51	65.42
CO	18	3,502,067.24	1.55
CT	4	1,085,100.00	0.48
DE	1	265,500.00	0.12
FL	72	14,744,136.59	6.54
GA	89	15,756,803.86	6.99
ID	1	128,300.00	0.06
IL	11	2,003,565.53	0.89
IN	2	324,000.00	0.14
KY	4	445,264.90	0.20

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
LA	3	604,750.00	0.27
MA	6	1,806,900.00	0.80
MD	14	3,617,566.00	1.60
MI	6	698,489.99	0.31
MN	6	1,725,549.99	0.77
MO	2	238,410.00	0.11
NC	4	578,337.32	0.26
NJ	1	148,000.00	0.07
NV	33	8,500,336.00	3.77
NY	6	1,963,845.89	0.87
OH	7	1,305,590.42	0.58
OR	11	2,190,246.71	0.97
PA	2	453,000.00	0.20
RI	1	221,000.00	0.10
SC	1	225,000.00	0.10
TN	7	944,685.00	0.42
TX	8	1,188,508.00	0.53
UT	9	1,210,571.21	0.54
VA	18	4,760,570.67	2.11
WA	13	3,081,513.59	1.37
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**825**	**212,016,478.03**	**94.00**
4.500 - 4.999	11	1,931,129.92	0.86
5.000 - 5.499	67	15,548,653.23	6.89
5.500 - 5.999	522	145,912,327.75	64.69
6.000 - 6.499	62	11,433,118.99	5.07
6.500 - 6.999	99	25,536,012.93	11.32
7.000 - 7.499	17	2,882,570.00	1.28
7.500 - 7.999	14	2,508,795.00	1.11
8.000 - 8.499	15	3,345,488.73	1.48
8.500 - 8.999	6	1,050,150.00	0.47
9.000 - 9.499	9	1,404,953.00	0.62
9.500 - 9.999	3	463,278.48	0.21
FIXED	**63**	**13,538,909.02**	**6.00**
0.000 - 0.499	63	13,538,909.02	6.00
TOTAL	**888**	**225,555,387.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	62	13,509,929.02	5.99
FIXED-BALLOON	1	28,980.00	0.01
WSJ-6MLIBOR	825	212,016,478.03	94.00
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**254,023.27**	**360**	**358**	**2**	**645**	**41.28**	**82.04**	**82.05**	**6.12161**	**2.98681**	**1.74543**	**6.77035**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	66	12,046,472.56	5.34
2 YEARS	608	163,188,866.23	72.35
3 YEARS	50	13,489,118.80	5.98
5 YEARS	164	36,830,929.46	16.33
TOTAL	**888**	**225,555,387.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

	Deal Name		Data	
Arm Characteristics	WAM (Arms only)	#	358	
MI Data	MI Flag	Y/N	N	
	% of Pool Covered	%	0	
	Effective LTV	%		
			Data	**Data**
Loan Balance Distribution	$ 0-25,000	# & %	97	0.12
	$ 25,001-50,000	# & %	297	0.75
	$ 50,001-75,000	# & %	1,147	4.63
	$ 75,001-100,000	# & %	1,218	6.83
	$ 100,001-150,000	# & %	2,221	17.57
	$ 150,001-200,000	# & %	1,429	15.8
	$ 200,001-250,000	# & %	1,003	14.3
	$ 250,001-300,000	# & %	726	12.73
	$ 300,001-350,000	# & %	452	9.35
	$ 350,001-400,000	# & %	328	7.86
	$ 400,001-450,000	# & %	168	4.56
	$ 450,001-500,000	# & %	123	3.76
	$ 500,001-550,000	# & %	23	0.78
	$ 550,001-600,000	# & %	17	0.63
	$ 600,001-650,000	# & %	4	0.16
	$ 650,001-700,000	# & %	1	0.04
	$ 700,001-750,000	# & %	2	0.09
	$ 750,001-800,000	# & %	1	0.05
	$ 800,001-850,000	# & %	0	0
	$ 850,001-900,000	# & %	0	0
	$ 900,001-950,000	# & %	0	0
	$ 950,001-1,000,000	# & %	0	0
	> $ 1,000,001	# & %	0	0
Geographic Distribution	AK	%	0.04	
	AL	%	0.59	
	AR	%	0.29	
	AZ	%	1.38	
	CA	%	37.27	
	CO	%	1.22	
	CT	%	1.04	
	DC	%	0.06	
	DE	%	0.22	
	FL	%	6.56	
	GA	%	4.4	
	HI	%	0.18	
	IA	%	0.27	
	ID	%	0.12	
	IL	%	5.98	
	IN	%	1.16	
	KS	%	0.17	
	KY	%	0.35	

Please populate (
- For values in cu
- For values in pe
- For WAC Net F
- For MI Flag, Y (

LA	%	0.52
MA	%	1.25
MD	%	2.96
ME	%	0.02
MI	%	2.26
MN	%	2.08
MO	%	1.34
MS	%	0.32
MT	%	0.03
NC	%	1.58
ND	%	0.03
NE	%	0.1
NH	%	0.12
NJ	%	2.12
NM	%	0.26
NV	%	3.14
NY	%	3.5
OH	%	2.13
OK	%	0.36
OR	%	0.77
PA	%	2.1
RI	%	0.46
SC	%	0.54
SD	%	0.02
TN	%	1.53
TX	%	2.79
UT	%	0.44
VA	%	3.82
VT	%	0
WA	%	0.98
WI	%	0.92
WV	%	0.19
WY	%	0.05

›pulate column D (&E) with the corresponding pool characteristics in Column B.
ıes in currency format, omit $.
ıes in percentage format, provide data to 3 decimal places and omit %.
‹C Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
Flag, Y or N.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**254,023.27**	**360**	**358**	**2**	**645**	**41.28**	**82.04**	**82.05**	**6.12161**	**2.98681**	**1.74543**	**6.77035**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	75,980.00	0.03	9.0540	8.5529	289	3	37,990.00	48.01	78.52	679
50,000.00 - 99,999.99	45	3,852,137.87	1.71	7.4618	6.9607	358	2	85,603.06	81.37	81.37	629
100,000.00 - 149,999.99	134	16,831,452.43	7.46	7.2084	6.7073	358	2	125,607.85	83.46	83.46	635
150,000.00 - 199,999.99	128	22,129,444.46	9.81	6.9842	6.4831	358	2	172,886.28	82.90	82.90	639
200,000.00 - 249,999.99	165	36,920,420.17	16.37	6.7308	6.2297	358	2	223,760.12	81.00	81.00	644
250,000.00 - 299,999.99	124	33,985,924.78	15.07	6.7298	6.2287	358	2	274,080.04	82.76	82.76	640
300,000.00 - 349,999.99	99	32,071,856.23	14.22	6.4965	5.9954	358	2	323,958.14	82.13	82.13	648
350,000.00 - 399,999.99	86	32,308,579.11	14.32	6.4377	5.9366	358	2	375,681.15	82.98	82.98	661
400,000.00 - 449,999.99	53	22,247,371.05	9.86	6.5936	6.0925	358	2	419,761.72	81.58	81.58	651
450,000.00 - 499,999.99	42	19,849,470.97	8.80	6.6002	6.0991	358	2	472,606.45	82.13	82.13	641
500,000.00 - 549,999.99	8	4,097,749.98	1.82	6.9279	6.4268	358	2	512,218.75	70.12	70.12	649
550,000.00 - 599,999.99	1	585,000.00	0.26	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.27	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**254,003.81**	**82.04**	**82.05**	**645**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	340,000	0.15	4.9900	4.4889	358	2	4.9900	4.9900	340,000	85.00	85.00	642
5.000 - 5.249	6	1,786,700	0.79	5.1339	4.6328	358	2	5.0000	5.2000	297,783	73.86	73.86	679
5.250 - 5.499	16	4,942,973	2.19	5.3478	4.8467	358	2	5.2500	5.4900	308,936	80.43	80.43	666
5.500 - 5.749	37	11,412,381	5.06	5.6056	5.1045	358	2	5.5000	5.7400	308,443	78.52	78.52	681
5.750 - 5.999	105	29,641,537	13.14	5.9128	5.4117	358	2	5.7500	5.9900	282,300	79.50	79.50	657
6.000 - 6.249	55	16,312,620	7.23	6.1333	5.6322	358	2	6.0000	6.2400	296,593	79.97	79.97	649
6.250 - 6.499	132	35,560,342	15.77	6.3397	5.8386	358	2	6.2500	6.4990	269,397	80.06	80.06	645
6.500 - 6.749	95	25,063,131	11.11	6.5875	6.0864	358	2	6.5000	6.7400	263,822	79.77	79.77	640
6.750 - 6.999	143	37,965,665	16.83	6.8867	6.3856	358	2	6.7500	6.9950	265,494	82.23	82.23	646
7.000 - 7.249	54	11,355,928	5.03	7.1198	6.6187	358	2	7.0000	7.2400	210,295	83.37	83.37	639
7.250 - 7.499	71	15,261,422	6.77	7.3538	6.8527	357	3	7.2500	7.4900	214,950	84.94	84.94	636
7.500 - 7.749	47	10,201,469	4.52	7.5789	7.0778	358	2	7.5000	7.7000	217,053	87.54	87.54	630
7.750 - 7.999	36	8,238,389	3.65	7.8634	7.3623	358	2	7.7500	7.9900	228,844	88.19	88.19	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.000 - 8.249	21	3,610,672	1.60	8.1034	7.6023	358	2	8.0000	8.2400	171,937	88.78	88.78	623
8.250 - 8.499	22	3,843,621	1.70	8.3528	7.8517	358	2	8.2500	8.4900	174,710	91.58	91.58	609
8.500 - 8.749	15	4,247,509	1.88	8.5930	8.0919	358	2	8.5000	8.7000	283,167	84.99	84.99	623
8.750 - 8.999	10	2,331,500	1.03	8.8101	8.3090	358	2	8.7500	8.9900	233,150	93.83	93.83	625
9.000 - 9.249	11	1,990,618	0.88	9.1243	8.6232	358	2	9.0000	9.2000	180,965	85.34	85.34	619
9.250 - 9.499	5	787,253	0.35	9.3652	8.8641	359	1	9.2500	9.4500	157,451	94.38	94.38	645
9.500 - 9.749	2	265,800	0.12	9.5000	8.9989	359	1	9.5000	9.5000	132,900	97.86	97.86	638
9.750 - 9.999	3	366,878	0.16	9.9158	9.4147	358	2	9.8000	9.9500	122,293	94.99	94.99	691
11.250 - 11.499	1	28,980	0.01	11.2500	10.7489	178	2	11.2500	11.2500	28,980	20.00	100.00	715
TOTAL	888	225,555,387	100.00	6.7132	6.2121	358	2	4.9900	11.2500	254,004	82.04	82.05	645

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	13	2,552,596.36	1.13	7.40740	6.90630	356	2	196,353.57	43.05	43.96	610
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	35	6,415,582.89	2.84	8.14846	7.64736	357	3	183,302.37	99.65	99.65	639
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	12	2,523,616.36	1.12	7.36327	6.86217	358	2	210,301.36	43.32	43.32	609
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	36	6,444,562.89	2.86	8.16241	7.66131	356	3	179,015.64	99.29	99.65	640

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	529,840.00	0.23	264,920.00	6.45100	69.00	69.00	509
540 - 559	5	1,210,491.36	0.54	242,098.27	7.44706	77.81	77.81	551
560 - 579	36	9,325,021.90	4.13	259,028.39	6.97320	77.76	77.76	575
580 - 599	93	21,002,983.07	9.31	225,838.53	7.06234	82.32	82.32	589
600 - 619	174	43,341,654.63	19.22	249,089.97	6.83645	82.11	82.11	609
620 - 639	151	38,079,899.54	16.88	252,184.77	6.78094	82.58	82.58	628
640 - 659	135	32,399,034.08	14.36	239,992.85	6.67578	82.94	82.94	649
660 - 679	125	33,385,306.97	14.80	267,082.46	6.55191	82.23	82.23	670
680 - 699	68	17,682,650.73	7.84	260,038.98	6.58524	82.61	82.61	690
700 - 719	36	9,778,800.21	4.34	271,633.34	6.42970	82.38	82.62	710
720 - 739	26	7,801,578.77	3.46	300,060.72	6.42255	81.10	81.10	728
740 - 759	19	5,966,557.60	2.65	314,029.35	6.31970	82.12	82.12	748
760 - 779	12	3,108,619.98	1.38	259,051.67	6.11852	80.27	80.27	771
780 - 799	5	1,567,448.21	0.69	313,489.64	6.79348	75.81	75.81	784
800 - 819	1	375,500.00	0.17	375,500.00	5.50000	69.54	69.54	800
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	645

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,763,703.03	3.89
Condominium	74	16,289,550.01	7.22
PUD	106	29,637,146.34	13.14
Single Family	675	170,569,736.25	75.62
Townhouse	3	295,251.42	0.13
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	29	3,790,690.08	1.68
Owner Occupied	849	219,800,672.43	97.45
Second Home	10	1,964,024.54	0.87

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	561	136,900,638.97	60.69
Limited	35	10,790,761.01	4.78
Stated Income	292	77,863,987.07	34.52
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	108,000.00	0.05	108,000.00	7.00000	90.00	90.00	2.50
5.01 - 10.00	2	293,749.98	0.13	146,874.99	6.82464	60.16	60.16	8.07
10.01 - 15.00	3	1,007,166.01	0.45	335,722.00	6.48156	80.00	80.00	13.62
15.01 - 20.00	9	1,498,169.99	0.66	166,463.33	6.78786	75.14	75.14	17.75
20.01 - 25.00	20	4,081,993.49	1.81	204,099.67	7.00787	78.74	78.74	22.70
25.01 - 30.00	61	12,397,126.62	5.50	203,231.58	6.91678	83.36	83.36	27.80
30.01 - 35.00	93	22,218,814.54	9.85	238,911.98	6.83470	81.11	81.11	32.69
35.01 - 40.00	152	38,214,705.22	16.94	251,412.53	6.76228	81.32	81.32	37.79
40.01 - 45.00	223	60,114,674.50	26.65	269,572.53	6.64615	82.02	82.05	42.66
45.01 - 50.00	311	82,428,322.38	36.54	265,042.84	6.67558	82.83	82.83	47.68
50.01 - 55.00	13	3,192,664.32	1.42	245,589.56	6.36557	81.81	81.81	52.23
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	41.28

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	421	113,577,301.82	50.35
Purchase	431	104,139,991.77	46.17
Rate/Term Refinance	36	7,838,093.46	3.48
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	887	225,526,407.05	99.99	254,257.51	6.71263	82.05	645
Second Lien	1	28,980.00	0.01	28,980.00	11.25000	100.00	715
TOTAL	**888**	**225,555,387.05**	**100.00**	**254,003.81**	**6.71321**	**82.05**	**645**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	887	225,526,407.05	99.99
Yes	1	28,980.00	0.01
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**83**	**19,621,348.95**	**8.70**
No PP	83	19,621,348.95	8.70
Yes	**805**	**205,934,038.10**	**91.30**
1Y PP	49	16,316,536.71	7.23
2Y PP	639	161,806,006.41	71.74
3Y PP	116	27,681,994.98	12.27
5Y PP	1	129,500.00	0.06
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	5	466,550.00	0.21
AZ	25	3,813,767.63	1.69
CA	498	147,557,460.51	65.42
CO	18	3,502,067.24	1.55
CT	4	1,085,100.00	0.48
DE	1	265,500.00	0.12
FL	72	14,744,136.59	6.54
GA	89	15,756,803.86	6.99
ID	1	128,300.00	0.06
IL	11	2,003,565.53	0.89
IN	2	324,000.00	0.14
KY	4	445,264.90	0.20

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
LA	3	604,750.00	0.27
MA	6	1,806,900.00	0.80
MD	14	3,617,566.00	1.60
MI	6	698,489.99	0.31
MN	6	1,725,549.99	0.77
MO	2	238,410.00	0.11
NC	4	578,337.32	0.26
NJ	1	148,000.00	0.07
NV	33	8,500,336.00	3.77
NY	6	1,963,845.89	0.87
OH	7	1,305,590.42	0.58
OR	11	2,190,246.71	0.97
PA	2	453,000.00	0.20
RI	1	221,000.00	0.10
SC	1	225,000.00	0.10
TN	7	944,685.00	0.42
TX	8	1,188,508.00	0.53
UT	9	1,210,571.21	0.54
VA	18	4,760,570.67	2.11
WA	13	3,081,513.59	1.37
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**825**	**212,016,478.03**	**94.00**
4.500 - 4.999	11	1,931,129.92	0.86
5.000 - 5.499	67	15,548,653.23	6.89
5.500 - 5.999	522	145,912,327.75	64.69
6.000 - 6.499	62	11,433,118.99	5.07
6.500 - 6.999	99	25,536,012.93	11.32
7.000 - 7.499	17	2,882,570.00	1.28
7.500 - 7.999	14	2,508,795.00	1.11
8.000 - 8.499	15	3,345,488.73	1.48
8.500 - 8.999	6	1,050,150.00	0.47
9.000 - 9.499	9	1,404,953.00	0.62
9.500 - 9.999	3	463,278.48	0.21
FIXED	**63**	**13,538,909.02**	**6.00**
0.000 - 0.499	63	13,538,909.02	6.00
TOTAL	**888**	**225,555,387.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	62	13,509,929.02	5.99
FIXED-BALLOON	1	28,980.00	0.01
WSJ-6MLIBOR	825	212,016,478.03	94.00
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	254,023.27	360	358	2	645	41.28	82.04	82.05	6.12161	2.98681	1.74543	6.77035	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	66	12,046,472.56	5.34
2 YEARS	608	163,188,866.23	72.35
3 YEARS	50	13,489,118.80	5.98
5 YEARS	164	36,830,929.46	16.33
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Levine, Shira P.

From:	Durden, Robert R (Exchange) [rdurden@bear.com]
Sent:	Monday, January 03, 2005 3:31 PM
To:	McCubbin, Peter (Exchange)
Cc:	Lind, Keith (Exchange); Levine, Shira P.
Subject:	RE: FW: BSABS 2005-HE1 **New Deal Announcement**

Requested silent second information below.

Total: 19.93%
GroupI: 18.74%
GroupII: 20.33%

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Lind, Keith (Exchange)
Sent: Monday, January 03, 2005 3:20 PM
To: Durden, Robert R (Exchange)
Subject: FW: FW: BSABS 2005-HE1 **New Deal Announcement**

Can you please help Peter MCcubbin with the request below,

Thanks,

Keith

-----Original Message-----
From: McCubbin, Peter (Exchange)
Sent: Monday, January 03, 2005 3:12 PM
To: Lind, Keith (Exchange)
Subject: FW: FW: BSABS 2005-HE1 **New Deal Announcement**

-----Original Message-----
From: Brian Rosenlund [mailto:brosenlund@mwamllc.com]
Sent: Monday, January 03, 2005 11:11 AM
To: McCubbin, Peter (Exchange)
Subject: Re: FW: BSABS 2005-HE1 **New Deal Announcement**

what are the silent seconds percentages for whole deal, group 1, and group 2? thx

>>> "McCubbin, Peter (Exchange)" <mccubbin@bear.com> 1/3/2005 8:59:51 AM >>>

-----Original Message-----
From: Fuller, Carol (Exchange)
Sent: Monday, January 03, 2005 8:51 AM

Collateral Grouped by Gross Margin

AM TYPE MARGIN	Count	Pct of overall ORIGINAL BALANCE
ARMS	**7,232**	**83.57**
3.50 - 3.99	1	0.01
4.00 - 4.49	6	0.06
4.50 - 4.99	50	0.56
5.00 - 5.49	286	3.45
5.50 - 5.99	2,332	33.84
6.00 - 6.49	787	8.55
6.50 - 6.99	1,813	20.31
7.00 - 7.49	668	6.15
7.50 - 7.99	580	5.06
8.00 - 8.49	357	3.08
8.50 - 8.99	206	1.50
9.00 - 9.49	95	0.69
9.50 - 9.99	35	0.21
10.00 - 10.49	12	0.07
10.50 - 10.99	3	0.02
11.00 - 11.49	1	0.00
FIXED	**2,025**	**16.43**
0.00 - 0.49	2,025	16.43
TOTAL	**9,257**	**100.00**

Collateral Grouped by Initial Rate Cap

AM TYPE INIT RATE CAP	Count	Pct of overall ORIGINAL BALANCE
ARMS	**7,232**	**83.57**
1.00 - 1.99	24	0.36
2.00 - 2.99	228	3.47
3.00 - 3.99	6,980	79.73
FIXED	**2,025**	**16.43**
- 0.99	2,025	16.43
TOTAL	**9,257**	**100.00**

Collateral Grouped by Periodic Rate Cap

AM TYPE PER RATE CAP	Count	Pct of overall ORIGINAL BALANCE
ARMS	**7,232**	**83.57**
1.00 - 1.99	4,287	42.69
2.00 - 2.99	2,945	40.88
FIXED	**2,025**	**16.43**
- 0.99	2,025	16.43
TOTAL	**9,257**	**100.00**

Collateral Grouped by Max Rates

AM TYPE MAX RATE	Count	Pct of overall ORIGINAL BALANCE
ARMS	**7,232**	**83.57**
10.50 - 10.99	1	0.01
11.00 - 11.49	22	0.33
11.50 - 11.99	121	1.66
12.00 - 12.49	321	4.13
12.50 - 12.99	966	12.09
13.00 - 13.49	1,053	13.04

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Collateral Grouped by Max Rates		
AM TYPE MAX RATE	Count	Pct of overall ORIGINAL BALANCE
13.50 - 13.99	1,423	17.88
14.00 - 14.49	910	10.18
14.50 - 14.99	1,076	11.92
15.00 - 15.49	548	4.89
15.50 - 15.99	466	4.39
16.00 - 16.49	169	1.54
16.50 - 16.99	83	0.76
17.00 - 17.49	30	0.33
17.50 - 17.99	26	0.24
18.00 - 18.49	9	0.08
18.50 - 18.99	7	0.08
19.00 - 19.49	1	0.02
FIXED	**2,025**	**16.43**
0.00 - 0.49	2,025	16.43
TOTAL	**9,257**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

BSABS 05-HE1

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	85.68	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	90.42	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	86.17	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**254,023.27**	**360**	**358**	**2**	**645**	**41.28**	**82.04**	**89.80**	**6.12161**	**2.98681**	**1.74543**	**6.77035**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	75,980.00	0.03	9.0540	8.5529	289	3	37,990.00	48.01	100.00	679
50,000.00 - 99,999.99	45	3,852,137.87	1.71	7.4618	6.9607	358	2	85,603.06	81.37	91.57	629
100,000.00 - 149,999.99	134	16,831,452.43	7.46	7.2084	6.7073	358	2	125,607.85	83.46	91.97	635
150,000.00 - 199,999.99	128	22,129,444.46	9.81	6.9842	6.4831	358	2	172,886.28	82.90	91.16	639
200,000.00 - 249,999.99	165	36,920,420.17	16.37	6.7308	6.2297	358	2	223,760.12	81.00	89.47	644
250,000.00 - 299,999.99	124	33,985,924.78	15.07	6.7298	6.2287	358	2	274,080.04	82.76	89.15	640
300,000.00 - 349,999.99	99	32,071,856.23	14.22	6.4965	5.9954	358	2	323,958.14	82.13	90.10	648
350,000.00 - 399,999.99	86	32,308,579.11	14.32	6.4377	5.9366	358	2	375,681.15	82.98	90.67	661
400,000.00 - 449,999.99	53	22,247,371.05	9.86	6.5936	6.0925	358	2	419,761.72	81.58	90.18	651
450,000.00 - 499,999.99	42	19,849,470.97	8.80	6.6002	6.0991	358	2	472,606.45	82.13	87.89	641
500,000.00 - 549,999.99	8	4,097,749.98	1.82	6.9279	6.4268	358	2	512,218.75	70.12	80.23	649
550,000.00 - 599,999.99	1	585,000.00	0.26	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.27	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**254,003.81**	**82.04**	**89.80**	**645**

Collateral Grouped by Initial Rate Cap

AM TYPE INIT RATE CAP	Count	Pct of overall ORIGINAL BALANCE
ARMS	**825**	**94.00**
1.00 - 1.99	5	0.57
2.00 - 2.99	3	0.39
3.00 - 3.99	817	93.04
FIXED	**63**	**6.00**
- 0.99	63	6.00
TOTAL	**888**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Periodic Rate Cap

AM TYPE PER RATE CAP	Count	Pct of overall ORIGINAL BALANCE
ARMS	825	94.00
1.00 - 1.99	299	26.75
2.00 - 2.99	526	67.25
FIXED	63	6.00
- 0.99	63	6.00
TOTAL	888	100.00

Collateral Grouped by Combo LTV

COMBO LTV	Count	Pct of overall ORIGINAL BALANCE
20.01 - 30.00	2	0.13
30.01 - 40.00	1	0.10
40.01 - 50.00	8	0.67
50.01 - 60.00	19	2.02
60.01 - 70.00	40	4.46
70.01 - 80.00	109	14.09
80.01 - 85.00	79	10.12
85.01 - 90.00	169	20.07
90.01 - 95.00	72	7.68
95.01 - 100.00	389	40.66
TOTAL	888	100.00

Collateral Grouped by FICO Score

FICO SCORE	Count	Pct of overall ORIGINAL BALANCE
500 - 549	3	0.33
550 - 599	133	13.89
600 - 699	653	73.10
700 - 749	75	9.59
750 - 799	23	2.92
800 - 849	1	0.17
TOTAL	888	100.00

Collateral Grouped by DTI

BACK RATIO	Count	Pct of overall ORIGINAL BALANCE
0.01 - 10.00	3	0.18
10.01 - 20.00	12	1.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by DTI

BACK RATIO	Count	Pct of overall ORIGINAL BALANCE
20.01 - 30.00	81	7.31
30.01 - 40.00	245	26.79
40.01 - 50.00	534	63.19
50.01 - 60.00	13	1.42
TOTAL	**888**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Pct of overall ORIGINAL BALANCE
Full/Alternative	561	60.69
Limited	35	4.78
Stated Income	292	34.52
TOTAL	**888**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	**888**	**225,555,387.05**	***100.00***	**6.71321**	**6.21211**	**254,023.27**	**360**	**358**	**2**	**645**	**41.28**	**82.04**	**82.05**	**6.12161**	**2.98681**	**1.74543**	**6.77035**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	2	75,980.00	0.03	9.0540	8.5529	289	3	37,990.00	48.01	78.52	679
50,000.00 - 99,999.99	45	3,852,137.87	1.71	7.4618	6.9607	358	2	85,603.06	81.37	81.37	629
100,000.00 - 149,999.99	134	16,831,452.43	7.46	7.2084	6.7073	358	2	125,607.85	83.46	83.46	635
150,000.00 - 199,999.99	128	22,129,444.46	9.81	6.9842	6.4831	358	2	172,886.28	82.90	82.90	639
200,000.00 - 249,999.99	165	36,920,420.17	16.37	6.7308	6.2297	358	2	223,760.12	81.00	81.00	644
250,000.00 - 299,999.99	124	33,985,924.78	15.07	6.7298	6.2287	358	2	274,080.04	82.76	82.76	640
300,000.00 - 349,999.99	99	32,071,856.23	14.22	6.4965	5.9954	358	2	323,958.14	82.13	82.13	648
350,000.00 - 399,999.99	86	32,308,579.11	14.32	6.4377	5.9366	358	2	375,681.15	82.98	82.98	661
400,000.00 - 449,999.99	53	22,247,371.05	9.86	6.5936	6.0925	358	2	419,761.72	81.58	81.58	651
450,000.00 - 499,999.99	42	19,849,470.97	8.80	6.6002	6.0991	358	2	472,606.45	82.13	82.13	641
500,000.00 - 549,999.99	8	4,097,749.98	1.82	6.9279	6.4268	358	2	512,218.75	70.12	70.12	649
550,000.00 - 599,999.99	1	585,000.00	0.26	8.6500	8.1489	358	2	585,000.00	90.00	90.00	620
600,000.00 - 649,999.99	1	600,000.00	0.27	6.9400	6.4389	358	2	600,000.00	74.53	74.53	649
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**254,003.81**	**82.04**	**82.05**	**645**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	340,000	0.15	4.9900	4.4889	358	2	4.9900	4.9900	340,000	85.00	85.00	642
5.000 - 5.249	6	1,786,700	0.79	5.1339	4.6328	358	2	5.0000	5.2000	297,783	73.86	73.86	679
5.250 - 5.499	16	4,942,973	2.19	5.3478	4.8467	358	2	5.2500	5.4900	308,936	80.43	80.43	666
5.500 - 5.749	37	11,412,381	5.06	5.6056	5.1045	358	2	5.5000	5.7400	308,443	78.52	78.52	681
5.750 - 5.999	105	29,641,537	13.14	5.9128	5.4117	358	2	5.7500	5.9900	282,300	79.50	79.50	657
6.000 - 6.249	55	16,312,620	7.23	6.1333	5.6322	358	2	6.0000	6.2400	296,593	79.97	79.97	649
6.250 - 6.499	132	35,560,342	15.77	6.3397	5.8386	358	2	6.2500	6.4990	269,397	80.06	80.06	645
6.500 - 6.749	95	25,063,131	11.11	6.5875	6.0864	358	2	6.5000	6.7400	263,822	79.77	79.77	640
6.750 - 6.999	143	37,965,665	16.83	6.8867	6.3856	358	2	6.7500	6.9950	265,494	82.23	82.23	646
7.000 - 7.249	54	11,355,928	5.03	7.1198	6.6187	358	2	7.0000	7.2400	210,295	83.37	83.37	639
7.250 - 7.499	71	15,261,422	6.77	7.3538	6.8527	357	3	7.2500	7.4900	214,950	84.94	84.94	636
7.500 - 7.749	47	10,201,469	4.52	7.5789	7.0778	358	2	7.5000	7.7000	217,053	87.54	87.54	630
7.750 - 7.999	36	8,238,389	3.65	7.8634	7.3623	358	2	7.7500	7.9900	228,844	88.19	88.19	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.000 - 8.249	21	3,610,672	1.60	8.1034	7.6023	358	2	8.0000	8.2400	171,937	88.78	88.78	623
8.250 - 8.499	22	3,843,621	1.70	8.3528	7.8517	358	2	8.2500	8.4900	174,710	91.58	91.58	609
8.500 - 8.749	15	4,247,509	1.88	8.5930	8.0919	358	2	8.5000	8.7000	283,167	84.99	84.99	623
8.750 - 8.999	10	2,331,500	1.03	8.8101	8.3090	358	2	8.7500	8.9900	233,150	93.83	93.83	625
9.000 - 9.249	11	1,990,618	0.88	9.1243	8.6232	358	2	9.0000	9.2000	180,965	85.34	85.34	619
9.250 - 9.499	5	787,253	0.35	9.3652	8.8641	359	1	9.2500	9.4500	157,451	94.38	94.38	645
9.500 - 9.749	2	265,800	0.12	9.5000	8.9989	359	1	9.5000	9.5000	132,900	97.86	97.86	638
9.750 - 9.999	3	366,878	0.16	9.9158	9.4147	358	2	9.8000	9.9500	122,293	94.99	94.99	691
11.250 - 11.499	1	28,980	0.01	11.2500	10.7489	178	2	11.2500	11.2500	28,980	20.00	100.00	715
TOTAL	**888**	**225,555,387**	**100.00**	**6.7132**	**6.2121**	**358**	**2**	**4.9900**	**11.2500**	**254,004**	**82.04**	**82.05**	**645**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	13	2,552,596.36	1.13	7.40740	6.90630	356	2	196,353.57	43.05	43.96	610
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	35	6,415,582.89	2.84	8.14846	7.64736	357	3	183,302.37	99.65	99.65	639
TOTAL	**888**	**225,555,387.05**	**100.00**	**6.71321**	**6.21211**	**358**	**2**	**254,003.81**	**82.04**	**82.05**	**645**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	12	2,523,616.36	1.12	7.36327	6.86217	358	2	210,301.36	43.32	43.32	609
50.01 - 55.00	8	1,981,805.98	0.88	6.43315	5.93205	357	3	247,725.75	52.70	52.70	603
55.01 - 60.00	10	2,081,994.13	0.92	6.03300	5.53190	358	2	208,199.41	58.73	58.73	648
60.01 - 65.00	17	4,335,299.99	1.92	6.12784	5.62674	358	2	255,017.65	63.48	63.48	614
65.01 - 70.00	25	6,054,750.69	2.68	6.45347	5.95237	358	2	242,190.03	68.64	68.64	652
70.01 - 75.00	45	13,590,213.07	6.03	6.40729	5.90619	358	2	302,004.73	74.05	74.05	622
75.01 - 80.00	391	98,414,988.26	43.63	6.45794	5.95684	358	2	251,700.74	79.85	79.85	660
80.01 - 85.00	101	29,726,372.92	13.18	6.65103	6.14993	358	2	294,320.52	84.29	84.29	642
85.01 - 90.00	193	50,159,342.16	22.24	7.00716	6.50606	358	2	259,892.96	89.63	89.63	633
90.01 - 95.00	50	10,242,440.60	4.54	7.83461	7.33351	358	2	204,848.81	94.83	94.83	637
95.01 - 100.00	36	6,444,562.89	2.86	8.16241	7.66131	356	3	179,015.64	99.29	99.65	640

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	358	2	254,003.81	82.04	82.05	645

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	529,840.00	0.23	264,920.00	6.45100	69.00	69.00	509
540 - 559	5	1,210,491.36	0.54	242,098.27	7.44706	77.81	77.81	551
560 - 579	36	9,325,021.90	4.13	259,028.39	6.97320	77.76	77.76	575
580 - 599	93	21,002,983.07	9.31	225,838.53	7.06234	82.32	82.32	589
600 - 619	174	43,341,654.63	19.22	249,089.97	6.83645	82.11	82.11	609
620 - 639	151	38,079,899.54	16.88	252,184.77	6.78094	82.58	82.58	628
640 - 659	135	32,399,034.08	14.36	239,992.85	6.67578	82.94	82.94	649
660 - 679	125	33,385,306.97	14.80	267,082.46	6.55191	82.23	82.23	670
680 - 699	68	17,682,650.73	7.84	260,038.98	6.58524	82.61	82.61	690
700 - 719	36	9,778,800.21	4.34	271,633.34	6.42970	82.38	82.62	710
720 - 739	26	7,801,578.77	3.46	300,060.72	6.42255	81.10	81.10	728
740 - 759	19	5,966,557.60	2.65	314,029.35	6.31970	82.12	82.12	748
760 - 779	12	3,108,619.98	1.38	259,051.67	6.11852	80.27	80.27	771
780 - 799	5	1,567,448.21	0.69	313,489.64	6.79348	75.81	75.81	784
800 - 819	1	375,500.00	0.17	375,500.00	5.50000	69.54	69.54	800
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	645

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,763,703.03	3.89
Condominium	74	16,289,550.01	7.22
PUD	106	29,637,146.34	13.14
Single Family	675	170,569,736.25	75.62
Townhouse	3	295,251.42	0.13
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	29	3,790,690.08	1.68
Owner Occupied	849	219,800,672.43	97.45
Second Home	10	1,964,024.54	0.87

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	561	136,900,638.97	60.69
Limited	35	10,790,761.01	4.78
Stated Income	292	77,863,987.07	34.52
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	108,000.00	0.05	108,000.00	7.00000	90.00	90.00	2.50
5.01 - 10.00	2	293,749.98	0.13	146,874.99	6.82464	60.16	60.16	8.07
10.01 - 15.00	3	1,007,166.01	0.45	335,722.00	6.48156	80.00	80.00	13.62
15.01 - 20.00	9	1,498,169.99	0.66	166,463.33	6.78786	75.14	75.14	17.75
20.01 - 25.00	20	4,081,993.49	1.81	204,099.67	7.00787	78.74	78.74	22.70
25.01 - 30.00	61	12,397,126.62	5.50	203,231.58	6.91678	83.36	83.36	27.80
30.01 - 35.00	93	22,218,814.54	9.85	238,911.98	6.83470	81.11	81.11	32.69
35.01 - 40.00	152	38,214,705.22	16.94	251,412.53	6.76228	81.32	81.32	37.79
40.01 - 45.00	223	60,114,674.50	26.65	269,572.53	6.64615	82.02	82.05	42.66
45.01 - 50.00	311	82,428,322.38	36.54	265,042.84	6.67558	82.83	82.83	47.68
50.01 - 55.00	13	3,192,664.32	1.42	245,589.56	6.36557	81.81	81.81	52.23
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.04	82.05	41.28

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	421	113,577,301.82	50.35
Purchase	431	104,139,991.77	46.17
Rate/Term Refinance	36	7,838,093.46	3.48
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market. (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	887	225,526,407.05	99.99	254,257.51	6.71263	82.05	645
Second Lien	1	28,980.00	0.01	28,980.00	11.25000	100.00	715
TOTAL	888	225,555,387.05	100.00	254,003.81	6.71321	82.05	645

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	887	225,526,407.05	99.99
Yes	1	28,980.00	0.01
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	83	19,621,348.95	8.70
No PP	83	19,621,348.95	8.70
Yes	805	205,934,038.10	91.30
1Y PP	49	16,316,536.71	7.23
2Y PP	639	161,806,006.41	71.74
3Y PP	116	27,681,994.98	12.27
5Y PP	1	129,500.00	0.06
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	5	466,550.00	0.21
AZ	25	3,813,767.63	1.69
CA	498	147,557,460.51	65.42
CO	18	3,502,067.24	1.55
CT	4	1,085,100.00	0.48
DE	1	265,500.00	0.12
FL	72	14,744,136.59	6.54
GA	89	15,756,803.86	6.99
ID	1	128,300.00	0.06
IL	11	2,003,565.53	0.89
IN	2	324,000.00	0.14
KY	4	445,264.90	0.20

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
LA	3	604,750.00	0.27
MA	6	1,806,900.00	0.80
MD	14	3,617,566.00	1.60
MI	6	698,489.99	0.31
MN	6	1,725,549.99	0.77
MO	2	238,410.00	0.11
NC	4	578,337.32	0.26
NJ	1	148,000.00	0.07
NV	33	8,500,336.00	3.77
NY	6	1,963,845.89	0.87
OH	7	1,305,590.42	0.58
OR	11	2,190,246.71	0.97
PA	2	453,000.00	0.20
RI	1	221,000.00	0.10
SC	1	225,000.00	0.10
TN	7	944,685.00	0.42
TX	8	1,188,508.00	0.53
UT	9	1,210,571.21	0.54
VA	18	4,760,570.67	2.11
WA	13	3,081,513.59	1.37
TOTAL	**888**	**225,555,387.05**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**825**	**212,016,478.03**	**94.00**
4.500 - 4.999	11	1,931,129.92	0.86
5.000 - 5.499	67	15,548,653.23	6.89
5.500 - 5.999	522	145,912,327.75	64.69
6.000 - 6.499	62	11,433,118.99	5.07
6.500 - 6.999	99	25,536,012.93	11.32
7.000 - 7.499	17	2,882,570.00	1.28
7.500 - 7.999	14	2,508,795.00	1.11
8.000 - 8.499	15	3,345,488.73	1.48
8.500 - 8.999	6	1,050,150.00	0.47
9.000 - 9.499	9	1,404,953.00	0.62
9.500 - 9.999	3	463,278.48	0.21
FIXED	**63**	**13,538,909.02**	**6.00**
0.000 - 0.499	63	13,538,909.02	6.00
TOTAL	**888**	**225,555,387.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	62	13,509,929.02	5.99
FIXED-BALLOON	1	28,980.00	0.01
WSJ-6MLIBOR	825	212,016,478.03	94.00
TOTAL	888	225,555,387.05	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON IO	1	28,980.00	0.01	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	62	13,509,929.02	5.99	7.32626	6.82516	217,916.39	360	358	2	646	39.08	81.90	81.90	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	756	194,316,206.30	86.15	6.67021	6.16911	257,050.22	360	358	2	646	41.74	82.08	82.08	6.09742	2.99550	1.76739	6.79053	22
LIBOR 3/6 ARM IO	67	17,270,706.09	7.66	6.69614	6.19504	257,804.51	360	357	3	641	38.20	81.67	81.67	6.37644	2.88878	1.51687	6.56241	33
LIBOR 5/6 ARM IO	2	429,565.64	0.19	7.26510	6.76400	215,000.00	360	357	3	633	29.56	85.54	85.54	6.81979	3.00000	1.00000	6.00000	57
TOTAL	888	225,555,387.05	100.00	6.71321	6.21211	254,023.27	360	358	2	645	41.28	82.04	82.05	6.12161	2.98681	1.74543	6.77035	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	66	12,046,472.56	5.34
2 YEARS	608	163,188,866.23	72.35
3 YEARS	50	13,489,118.80	5.98
5 YEARS	164	36,830,929.46	16.33
TOTAL	888	225,555,387.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE1

	#Of Laons	Balance	Avg balan	% of the pool	Seasoning	WAC	WARM	FICO	OLTV	CLTV	DTI	% Of Full Doc	% of Primary	% of (single family and PUD)	% of cashout	% of 2nd lien	IO %
Aggregated pool	9,257	1,567,305,305	169,310.28	100.00%	2	7.4134	354	619	80.22	81.29	41.17	56.70	91.62	75.92	55.48	19.93	14.39
2nd lien	442	20,957,701	47,415.61	1.34%	3	10.7029	234	675	19.08	99.10	42.22	42.67	95.22	73.16	13.73	0.00	0.14
IO loans only	888	225,555,387	254,003.81	14.39%	2	6.7132	358	645	82.04	82.05	41.28	60.69	97.45	75.62	50.35	42.20	100.00
rates:																	
9.5-10	274	31,552,287	115,154.33	2.01%	2	9.7673	342	587	77.34	82.60	40.26	49.93	63.95	66.19	52.98	3.27	1.16
10.01-10.5	147	12,323,916	83,836.16	0.79%	2	10.2825	332	580	64.60	83.56	41.82	52.07	80.36	70.40	45.01	5.62	0.00
10.51-11	134	10,131,543	75,608.53	0.65%	2	10.8231	283	615	44.73	83.40	42.60	40.83	89.92	69.38	44.20	2.01	0.00
11.01-12	157	10,176,106	64,815.96	0.65%	3	11.4762	262	625	35.22	88.31	41.79	22.47	93.57	75.27	33.21	1.26	0.28
12.01-13	34	1,741,553	51,222.14	0.11%	2	12.3611	313	632	26.69	89.96	43.20	50.28	75.93	40.72	43.39	0.00	0.00
gt 13%	1	10,481	10,481.17	0.00%	3	13.1500	177	660	15.00	95.00	27.00	0.00	0.00	0.00	100.00	0.00	0.00
FICO---																	
<500	-	-	-	0.00%													
501-525	453	75,273,706	166,167.12	4.80%	2	8.6702	357	513	72.21	72.21	42.05	75.10	97.20	78.83	84.07	2.24	0.70
526-550	710	118,402,315	166,763.82	7.55%	3	8.1639	356	539	74.77	74.77	42.01	65.26	96.66	80.25	77.53	2.33	0.38
551-575	993	169,051,197	170,242.90	10.79%	3	7.6964	356	564	77.44	77.44	41.17	61.25	96.88	79.23	71.80	3.36	2.33
576-600	1,336	230,239,747	172,335.14	14.69%	2	7.3533	356	588	80.57	80.57	41.09	65.83	96.21	78.37	62.50	18.23	13.01
601-625	1,775	294,069,153	165,672.76	18.76%	3	7.2241	355	613	81.89	82.27	41.36	60.72	94.31	77.90	54.42	23.45	19.36
626-650	1,507	252,483,747	167,540.64	16.11%	3	7.1611	354	638	81.96	83.30	41.05	55.32	91.16	77.30	53.58	21.94	15.67
<50,000	375	12,633,516	33,689.38	0.81%	2	9.8973	293	636	39.51	90.00	37.92	63.77	85.08	82.60	31.80	3.36	0.60
50,000-75,000	1,158	72,888,878	62,943.76	4.65%	3	8.4031	341	622	76.97	83.42	37.28	71.10	74.86	84.98	37.26	18.26	0.43
75,000-100,000	1,226	107,584,210	87,752.21	6.86%	3	8.0261	346	615	78.97	82.62	38.56	70.97	85.55	84.23	38.77	28.49	3.76
400,000-500,000	291	130,439,919	448,247.14	8.32%	2	6.9983	357	633	82.35	82.35	42.34	42.38	95.11	69.72	59.26	18.91	30.66
500,001-600,000	52	27,880,468	536,162.84	1.78%	2	7.0124	358	638	79.57	79.57	42.86	44.57	92.32	66.54	54.96	19.17	16.80
>600,000	9	6,055,082	672,786.91	0.39%	2	6.8345	358	650	80.75	80.75	43.31	10.66	100.00	79.71	77.23	0.00	9.91
LTV																	
80-85	1,084	204,390,380	188,552.01	13.04%	2	7.3668	355	606	84.29	84.36	41.27	56.50	93.87	78.95	67.66	8.43	14.54
85.01-90	1,586	284,614,203	179,454.10	18.16%	2	7.5362	356	618	89.56	89.65	41.60	59.76	92.71	75.14	56.16	11.37	17.62
90.01-95	1,053	161,395,129	153,271.73	10.30%	2	8.1029	356	657	93.99	94.80	40.78	43.73	64.77	66.74	33.03	0.65	6.35
95.01-100	753	76,080,022	101,035.89	4.85%	2	8.6841	326	663	80.02	99.81	41.86	62.17	96.19	73.84	24.37	0.00	8.47
Stated doc	3280	630,375,889	192,187.77	40.22%	2	7.6514	354	632	79.96	81.48	41.06	0.00	89.94	73.05	54.81	14.90	12.35
streamlined doc	-	-	-	0.00%													
2nd home	58	10,145,919	174,929.64	0.65%	2	7.6532	356	665	86.14	86.75	39.10	49.94	0.00	67.70	25.36	19.63	19.36
investment property	983	121,240,618	123,337.35	7.74%	2	8.3818	356	657	86.65	87.26	38.71	48.89	0.00	54.48	33.49	3.34	3.13
cash out loans	4584	869,540,801	189,690.40	55.48%	2	7.3182	355	604	77.96	78.22	41.17	56.42	95.03	78.18	100.00	3.59	13.06
condo	521	86,862,506	166,722.66	5.54%	2	7.3408	353	623.8	79.35	81.05	41.35	52.79	93.57	0.00	51.14	23.81	18.75
2-4 family	677	140,511,402	207,550.08	8.97%	2	7.6234	355	640.6	81.78	82.37	41.72	47.59	70.94	0.00	51.36	8.02	6.24
fixed rate	2025	257,493,471	127,157.27	16.43%	2	7.7141	337	638	73.25	79.76	40.70	64.76	92.44	78.19	59.24	13.48	5.26
arm	7232	1,309,811,833	181,113.36	83.57%	2	7.3543	358	615	81.59	81.59	41.26	55.11	91.46	75.47	54.74	21.20	16.19
CA	2376	584,070,859	245,821.07	37.27%	2	6.9532	354	619	76.05	77.42	42.22	50.01	96.20	78.09	70.34	17.28	25.26
NY	222	54,871,607	247,169.40	3.50%	2	7.5279	354	633	81.17	82.60	42.85	40.04	87.71	53.53	53.58	8.51	3.58
MASS	75	19,513,471	260,179.62	1.25%	3	7.1772	356	626	79.82	80.25	41.79	58.25	98.03	46.26	65.81	15.42	9.26
GA	496	68,922,824	138,957.31	4.40%	2	7.9403	354	621	86.30	86.91	39.41	63.38	81.48	76.44	41.40	22.71	22.86
DTI																	
DTI > 50	490	93,214,766	190,234.22	5.95%	2	7.5275	356	591	77.26	77.67	52.41	70.95	93.71	74.81	68.02	9.93	3.43
Silent 2nds	1936	312,327,600	161,326.24	19.93%	3	6.8917	357	646	80.93	80.93	41.89	67.81	98.06	79.20	10.01	100.00	30.48



Pool Data

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Deal Ticker:

Pool Summary	
Total Issue Balance (USD)	
Original Mortgage Pool Balance (USD)	1,568,667,760
Current Mortgage Pool Balance (USD)	1,567,305,305
Total Number of Loans	9,257
Average Loan Balance (USD)	169,310
1st lien (%age)	98.7%
2nd lien (%age)	1.3%
WA FICO	619
- Minimum FICO	500
- Maximum FICO	812
WA LTV	81.3%
- Minimum LTV	10.9%
- Maximum LTV	100.0%
WA DTI	41.2%
- Minimum DTI	2.5%
- Maximum DTI	55.0%
WA Age (Months)	2
WA Remaining Term (Months)	354
Aquired Loans	
North California (% of Pool)	9.1%
South California (% of Pool)	28.1%

North California	
% of State	24.54
WA FICO	624
- Minimum FICO	500
- Maximum FICO	808
WA LTV	79.34
- Minimum LTV	14.15
- Maximum LTV	100
Highest Zip-Code Density (% of State)	
Zip-Code with Highest Density	

South California	
% of State	75.46
WA FICO	618
Minimum FICO	500
Maximum FICO	805
WA LTV	76.8
Minimum LTV	10.87
Maximum LTV	100
Highest Zip-Code Density (% of State)	
Zip-Code with Highest Density	

Classification	Total	Check
Mortgage Type	-	
Loan-to-Value	###########	
FICO	###########	
Purpose	###########	
Occupancy	###########	
Loan Balance	###########	
Property Type	###########	
Documentation Type	###########	
Fixed Period	###########	
Debt-to-Income Ratio	###########	
Geographic Distribution	###########	

Per Annum Fees	
Servicer Fees	
Cost of Carry	



Pool Data

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Deal Ticker:

Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM			
Classic 15yr FRM			
Classic ARM			
Classic 15/30 Balloon			
Classic 5/1 Hybrid			
Classic 5/1 IO Hybrid			
5/1 Hybrid w/3 year IO feature			

LTV	WA LTV	WA FICO	Balance
0.01-20.00	18%	623	539,790
20.01-25.00	23%	581	633,184
25.01-30.00	26%	566	1,393,078
30.01-35.00	32%	631	1,982,548
35.01-40.00	37%	576	3,800,113
40.01-45.00	43%	588	9,859,261
45.01-50.00	48%	603	15,202,887
50.01-55.00	53%	598	24,372,354
55.01-60.00	58%	586	31,807,540
60.01-65.00	63%	584	57,338,061
65.01-70.00	69%	587	93,123,897
70.01-75.00	74%	589	129,806,313
75.01-80.00	80%	629	470,966,544
80.01-85.00	84%	606	204,390,380
85.01-90.00	90%	618	284,614,203
90.01-95.00	95%	657	161,395,129
95.01-100.00	100%	663	76,080,022



Pool Data

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Deal Ticker:

FICO	WA LTV	WA FICO	Balance
321 - 340	0%	-	-
341 - 360	0%	-	-
361 - 380	0%	-	-
381 - 400	0%	-	-
401 - 420	0%	-	-
421 - 440	0%	-	-
441 - 460	0%	-	-
461 - 480	0%	-	-
481 - 500	70%	500	2,915,398
501 - 520	72%	511	55,129,465
521 - 540	74%	531	80,168,375
541 - 560	76%	551	117,812,866
561 - 580	79%	571	152,683,962
581 - 600	81%	591	184,256,900
601 - 620	82%	610	232,971,952
621 - 640	83%	630	216,315,684
641 - 660	84%	650	179,407,923
661 - 680	84%	670	131,862,020
681 - 700	85%	690	79,205,324
701 - 720	86%	710	52,419,020
721 - 740	86%	729	33,943,627
741 - 760	85%	750	26,312,897
761 - 780	83%	770	13,086,426
781 - 800	83%	788	7,435,097
801 - 820	84%	806	1,378,369
> 820	0%	-	-
Unknown	0%	-	-



Pool Data

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Deal Ticker:

LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0%		
20.01-25.00	0%		
25.01-30.00	0%		
30.01-35.00	0%		
35.01-40.00	0%		
40.01-45.00	0%		
45.01-50.00	0%		
50.01-55.00	0%		
55.01-60.00	0%		
60.01-65.00	0%		
65.01-70.00	0%		
70.01-75.00	0%		
75.01-80.00	0%		
80.01-85.00	0%		
85.01-90.00	0%		
90.01-95.00	0%		
95.01-100.00	0%		

Purpose	WA LTV	WA FICO	Balance
Purchase	86%	645	562,898,474
Cash-Out/Refinancing	78%	604	869,540,801
Refinancing	80%	607	134,866,030

Occupancy	WA LTV	WA FICO	Balance
Owner	81%	615	1,435,918,768
Investment	87%	657	121,240,618
2nd Home	87%	665	10,145,919



Pool Data

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Deal Ticker:

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	82%	614	716,188,584
<$400,000	81%	620	693,241,252
<$600,000	82%	635	152,420,387
>$600,000	81%	650	5,455,082

Property Type	WA LTV	WA FICO	Balance
SFR	81%	616	1,189,856,135
PUD	83%	619	148,516,121
CND	81%	624	86,862,506
2-4 Family	82%	641	140,511,402

Documentation Type	WA LTV	WA FICO	Balance
Full	81%	610	888,585,074
Reduced	81%	631	678,720,231
SISA			
NISA			
NINA			
NAV			
No Ratio			
Alt			



Pool Data

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Deal Ticker:

Fixed Period (Months)	WA LTV	WA FICO	Balance
1			
3			
6	81%	785	12,121,317
12	83%	780	43,502,566
24	82%	810	1,052,276,705
36	81%	812	186,477,909
60	79%	784	15,433,337
84			
>=120			

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	85%	658	1,032,174
5.01 - 10.00	80%	630	2,060,466
10.01 - 15.00	77%	621	7,218,892
15.01 - 20.00	80%	626	20,626,995
20.01 - 25.00	79%	616	47,161,270
25.01 - 30.00	81%	617	94,340,577
30.01 - 35.00	80%	620	149,318,814
35.01 - 40.00	81%	621	263,643,990
40.01 - 45.00	82%	624	368,826,522
45.01 - 50.00	82%	618	519,860,840
50.01 - 55.00	78%	591	93,214,766
> 55.00	0%	-	-
Unknown	0%	-	-



Pool Data

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1. Only enter data in the fields highlighted in purple.

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Deal Ticker:

Geographic Distribution	WA LTV	WA FICO	Balance
AK	79%	659	605,000
AL	89%	612	9,179,110
AR	87%	617	4,539,748
AS			
AZ	82%	629	21,680,996
CA	77%	619	584,070,859
CO	85%	624	19,182,365
CT	81%	614	16,326,455
CZ			
DC	79%	609	916,504
DE	81%	606	3,374,423
FL	84%	619	102,772,782
GA	87%	621	68,922,824
GU			
HI	75%	620	2,859,016
IA	84%	618	4,281,446
ID	86%	636	1,917,534
IL	84%	622	93,683,858
IN	84%	615	18,215,174
KS	86%	617	2,731,189
KY	85%	610	5,554,024
LA	86%	608	8,115,490
MA	80%	626	19,513,471
MD	80%	601	46,360,439
ME	70%	604	349,349
MI	84%	612	35,465,463
MN	84%	622	32,618,256
MO	86%	613	20,988,060
MS	83%	597	4,945,658
MT	72%	586	497,031
NC	86%	614	24,788,396
ND	76%	653	410,673
NE	85%	624	1,591,653
NH	77%	582	1,851,746
NJ	80%	604	33,298,402
NM	85%	615	4,006,996
NV	80%	619	49,179,423
NY	83%	633	54,871,607

H



Pool Data

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Deal Ticker:

OH	87%	623	33,324,351
OK	86%	620	5,566,550
OR	83%	632	12,009,398
OT			
PA	83%	614	32,866,481
PR			
RI	76%	602	7,229,461
SC	86%	615	8,424,161
SD	76%	631	263,391
TN	87%	616	24,003,474
TT			
TX	86%	631	43,664,372
UT	88%	643	6,943,194
VA	82%	612	59,795,236
VI			
VT			
WA	85%	627	15,354,103
WI	82%	615	14,421,128
WV	84%	595	2,922,331
WY	84%	630	852,255

BSABS 05-HE1 {STATED INCOME PROPERTIES}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	34	8,787,446.22	1.39	6.76595	6.26485	258,503.74	360	358	2	638	42.45	82.17	82.17	6.04009	2.13506	1.53911	7.00000	4
BALLOON	97	5,960,625.38	0.95	10.99733	10.49623	61,508.99	180	178	2	685	42.93	19.66	98.38	0.00000	0.00000	0.00000	0.00000	0
BALLOON IO	1	28,980.00	0.00	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	509	72,296,503.37	11.47	7.96640	7.46530	142,155.50	342	339	2	646	40.74	72.53	79.25	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,899,617.85	0.62	7.83781	7.33671	243,746.94	360	359	1	654	38.43	80.36	80.36	0.00000	0.00000	0.00000	0.00000	0
LIBOR 1/6 ARM	105	25,892,056.44	4.11	7.20873	6.70763	246,651.52	360	358	2	629	41.37	83.85	83.85	6.09763	2.05289	1.51906	6.99183	10
LIBOR 2/6 ARM	1,865	373,155,546.62	59.20	7.73014	7.22904	200,236.37	360	358	2	624	41.13	81.66	81.66	6.55107	2.99407	1.57061	6.57042	22
LIBOR 2/6 ARM IO	257	69,419,070.36	11.01	7.01244	6.51134	270,136.84	360	358	2	667	41.29	82.09	82.09	6.07855	2.99591	1.71854	6.71864	22
LIBOR 3/6 ARM	356	61,268,845.58	9.72	7.57346	7.07236	172,350.60	360	357	3	617	40.48	80.09	80.09	7.07876	2.99699	1.09619	6.09921	33
LIBOR 3/6 ARM IO	18	4,516,318.86	0.72	7.48448	6.98338	250,934.72	360	357	3	638	38.51	80.21	80.21	6.73986	2.90285	1.43531	6.50008	33
LIBOR 5/6 ARM	22	5,150,877.97	0.82	6.91608	6.41498	234,227.50	360	358	2	659	42.60	77.06	77.06	6.11524	3.00000	2.00000	6.95341	58
TOTAL	**3,280**	**630,375,888.65**	**100.00**	**7.65142**	**7.15032**	**192,327.02**	**356**	**354**	**2**	**632**	**41.06**	**79.96**	**81.48**	**6.51807**	**2.93571**	**1.53630**	**6.56633**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	129	4,526,817.40	0.72	10.4437	9.9426	267	2	35,091.61	36.68	92.05	656
50,000.00 - 99,999.99	648	48,781,147.70	7.74	8.8198	8.3187	331	3	75,279.55	72.52	84.87	642
100,000.00 - 149,999.99	637	79,160,192.76	12.56	8.0227	7.5216	352	3	124,270.32	80.95	82.27	635
150,000.00 - 199,999.99	521	90,557,950.47	14.37	7.7459	7.2448	357	2	173,815.64	79.65	79.65	623
200,000.00 - 249,999.99	440	98,324,804.24	15.60	7.4178	6.9167	356	2	223,465.46	79.45	79.45	631
250,000.00 - 299,999.99	338	92,655,716.75	14.70	7.4548	6.9537	358	2	274,129.34	80.98	80.98	624
300,000.00 - 349,999.99	228	73,720,069.95	11.69	7.4653	6.9642	358	2	323,333.64	82.06	82.06	628
350,000.00 - 399,999.99	152	56,829,987.39	9.02	7.2669	6.7658	358	2	373,881.50	82.30	82.30	639
400,000.00 - 449,999.99	100	42,012,593.82	6.66	7.1973	6.6962	357	2	420,125.94	83.22	83.22	646
450,000.00 - 499,999.99	58	27,565,336.87	4.37	7.3876	6.8865	358	2	475,264.43	81.11	81.11	641
500,000.00 - 549,999.99	15	7,639,933.39	1.21	7.6945	7.1934	358	2	509,328.89	77.78	77.78	646
550,000.00 - 599,999.99	8	4,590,000.00	0.73	7.3963	6.8952	358	2	573,750.00	81.91	81.91	651
600,000.00 - 649,999.99	3	1,853,587.91	0.29	6.6436	6.1425	358	2	617,862.64	88.27	88.27	649
700,000.00 - 749,999.99	2	1,407,750.00	0.22	6.6235	6.1224	359	1	703,875.00	82.57	82.57	659
750,000.00 - 799,999.99	1	750,000.00	0.12	7.2500	6.7489	359	1	750,000.00	75.00	75.00	607
TOTAL	**3,280**	**630,375,888.65**	**100.00**	**7.6514**	**7.1503**	**354**	**2**	**192,187.77**	**79.96**	**81.48**	**632**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	3	797,000	0.13	5.1695	4.6684	358	2	5.1500	5.1900	265,667	77.54	77.54	735
5.250 - 5.499	12	3,262,015	0.52	5.3803	4.8792	358	2	5.2500	5.4900	271,835	77.14	77.14	683
5.500 - 5.749	27	6,925,764	1.10	5.6455	5.1444	358	2	5.5000	5.7400	256,510	70.71	70.71	653
5.750 - 5.999	80	22,078,514	3.50	5.9150	5.4139	357	2	5.7500	5.9900	275,981	73.72	73.72	667
6.000 - 6.249	68	17,898,553	2.84	6.1374	5.6363	358	2	6.0000	6.2400	263,214	76.29	76.29	657

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.250 - 6.499	117	29,612,188	4.70	6.3565	5.8554	354	2	6.2500	6.4900	253,096	77.64	77.64	667
6.500 - 6.749	156	39,202,610	6.22	6.6013	6.1002	356	2	6.5000	6.7400	251,299	77.26	77.26	648
6.750 - 6.999	309	76,716,750	12.17	6.8983	6.3972	357	2	6.7500	6.9990	248,274	78.45	78.45	644
7.000 - 7.249	183	39,139,292	6.21	7.1098	6.6087	357	3	7.0000	7.2400	213,876	79.73	79.73	647
7.250 - 7.499	303	66,979,896	10.63	7.3657	6.8646	357	3	7.2500	7.4900	221,056	82.17	82.17	636
7.500 - 7.749	292	57,764,039	9.16	7.5944	7.0933	356	3	7.5000	7.7400	197,822	82.86	82.86	630
7.750 - 7.999	380	78,177,652	12.40	7.8831	7.3820	357	2	7.7500	7.9900	205,731	82.92	82.92	617
8.000 - 8.249	179	30,175,237	4.79	8.0964	7.5953	357	3	8.0000	8.2450	168,577	84.14	84.14	611
8.250 - 8.499	193	32,595,427	5.17	8.3452	7.8441	355	2	8.2500	8.4900	168,888	84.95	84.95	615
8.500 - 8.749	193	32,561,426	5.17	8.5914	8.0903	357	2	8.5000	8.7400	168,712	85.20	85.20	615
8.750 - 8.999	201	32,048,533	5.08	8.8640	8.3629	356	2	8.7500	8.9900	159,445	83.88	83.95	606
9.000 - 9.249	99	12,946,927	2.05	9.0981	8.5970	356	2	9.0000	9.2400	130,777	85.08	85.76	616
9.250 - 9.499	82	13,284,402	2.11	9.3271	8.8260	356	2	9.2500	9.4900	162,005	87.28	87.28	619
9.500 - 9.749	68	9,719,350	1.54	9.5961	9.0950	354	3	9.5000	9.7400	142,932	79.02	80.03	595
9.750 - 9.999	58	7,465,376	1.18	9.8472	9.3461	350	2	9.7500	9.9900	128,713	83.76	86.38	616
10.000 - 10.249	24	2,858,475	0.45	10.1313	9.6302	338	2	10.0000	10.2400	119,103	76.11	84.88	596
10.250 - 10.499	30	3,259,279	0.52	10.3322	9.8311	323	2	10.2500	10.4900	108,643	69.61	86.54	596
10.500 - 10.749	20	1,698,607	0.27	10.6285	10.1274	290	2	10.5000	10.7400	84,930	51.52	87.60	642
10.750 - 10.999	55	3,986,647	0.63	10.8932	10.3921	253	2	10.7500	10.9900	72,484	34.49	86.07	650
11.000 - 11.249	48	2,738,440	0.43	11.1273	10.6262	226	3	11.0000	11.2400	57,051	27.93	95.13	660
11.250 - 11.499	25	1,377,573	0.22	11.3547	10.8536	220	2	11.2500	11.4500	55,103	25.07	97.24	653
11.500 - 11.749	33	2,500,298	0.40	11.5898	11.0887	273	3	11.5000	11.7400	75,767	35.69	86.61	621
11.750 - 11.999	17	1,167,776	0.19	11.7900	11.2889	263	3	11.7500	11.9000	68,693	29.81	89.80	641
12.000 - 12.249	12	925,708	0.15	12.0451	11.5440	326	2	12.0000	12.2000	77,142	32.70	84.68	621
12.250 - 12.499	4	190,482	0.03	12.3311	11.8300	206	3	12.2500	12.4000	47,620	19.20	99.20	681
12.500 - 12.749	2	56,100	0.01	12.6000	12.0989	358	2	12.6000	12.6000	28,050	15.00	95.00	660
12.750 - 12.999	5	244,084	0.04	12.8772	12.3761	291	3	12.7500	12.9900	48,817	15.44	94.96	666
13.000 - 13.249	2	21,469	0.00	13.0732	12.5721	178	2	13.0000	13.1500	10,735	17.56	95.00	642
TOTAL	**3,280**	**630,375,889**	**100.00**	**7.6514**	**7.1503**	**354**	**2**	**5.1500**	**13.1500**	**192,188**	**79.96**	**81.48**	**632**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	306	26,944,192.65	4.27	9.01834	8.51724	289	2	88,052.92	32.43	67.96	636
50.01 - 55.00	57	10,358,350.62	1.64	7.38445	6.88335	352	2	181,725.45	53.15	53.15	603
55.01 - 60.00	64	12,243,794.50	1.94	7.57817	7.07707	356	2	191,309.29	57.84	57.84	589
60.01 - 65.00	118	23,853,608.31	3.78	7.40128	6.90018	357	2	202,149.22	63.23	63.23	588
65.01 - 70.00	196	41,516,191.22	6.59	7.58393	7.08283	355	3	211,817.30	69.03	69.03	592
70.01 - 75.00	251	53,763,781.05	8.53	7.54671	7.04561	356	2	214,198.33	74.04	74.04	600
75.01 - 80.00	829	169,416,408.76	26.88	7.20656	6.70546	357	3	204,362.37	79.65	79.65	647
80.01 - 85.00	378	80,961,870.07	12.84	7.54386	7.04276	357	2	214,184.84	84.44	84.44	616
85.01 - 90.00	494	104,797,437.56	16.62	7.72936	7.22826	357	2	212,140.56	89.69	89.69	633
90.01 - 95.00	492	88,386,961.79	14.02	8.24951	7.74841	358	2	179,648.30	94.84	94.84	664

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE1 {STATED INCOME PROPERTIES}

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	95	18,133,292.12	2.88	7.88726	7.38616	357	3	190,876.76	99.54	99.54	694
TOTAL	3,280	630,375,888.65	100.00	7.65142	7.15032	354	2	192,187.77	79.96	81.48	632

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	90	14,989,863.07	2.38	7.32186	6.82076	347	2	166,554.03	43.06	43.06	596
50.01 - 55.00	57	10,358,350.62	1.64	7.38445	6.88335	352	2	181,725.45	53.15	53.15	603
55.01 - 60.00	64	12,243,794.50	1.94	7.57817	7.07707	356	2	191,309.29	57.84	57.84	589
60.01 - 65.00	118	23,853,608.31	3.78	7.40128	6.90018	357	2	202,149.22	63.23	63.23	588
65.01 - 70.00	196	41,516,191.22	6.59	7.58393	7.08283	355	3	211,817.30	69.03	69.03	592
70.01 - 75.00	251	53,763,781.05	8.53	7.54671	7.04561	356	2	214,198.33	74.04	74.04	600
75.01 - 80.00	829	169,416,408.76	26.88	7.20656	6.70546	357	3	204,362.37	79.65	79.65	647
80.01 - 85.00	380	81,088,681.61	12.86	7.54860	7.04750	357	2	213,391.27	84.33	84.44	616
85.01 - 90.00	496	104,861,429.76	16.63	7.73193	7.23083	357	2	211,414.17	89.64	89.69	633
90.01 - 95.00	523	89,563,247.42	14.21	8.29207	7.79097	356	2	171,249.04	93.80	94.84	664
95.01 - 100.00	276	28,720,532.33	4.56	9.07499	8.57389	303	3	104,059.90	70.08	99.67	692
TOTAL	3,280	630,375,888.65	100.00	7.65142	7.15032	354	2	192,187.77	79.96	81.48	632

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	54	11,691,862.30	1.85	216,515.97	9.24953	69.18	69.18	509
520 - 539	109	20,812,766.43	3.30	190,942.81	8.79531	71.51	71.51	530
540 - 559	201	40,827,778.34	6.48	203,123.28	8.13762	72.68	72.68	550
560 - 579	248	50,874,106.79	8.07	205,137.53	7.77964	75.39	75.39	570
580 - 599	288	56,972,215.20	9.04	197,820.19	7.59976	77.27	77.27	590
600 - 619	401	81,836,104.29	12.98	204,080.06	7.60488	82.58	82.58	609
620 - 639	440	86,689,540.19	13.75	197,021.68	7.58892	82.91	83.35	629
640 - 659	438	80,973,717.08	12.85	184,871.50	7.43635	82.51	83.87	649
660 - 679	415	72,413,493.03	11.49	174,490.34	7.56845	80.38	84.71	669
680 - 699	261	45,871,186.70	7.28	175,751.67	7.43281	81.33	85.61	689
700 - 719	181	31,976,702.54	5.07	176,666.86	7.52089	81.89	87.31	709
720 - 739	102	21,127,810.35	3.35	207,135.40	7.26259	84.24	86.79	729
740 - 759	76	16,060,060.96	2.55	211,316.59	7.31634	83.16	85.55	748
760 - 779	41	7,108,088.93	1.13	173,368.02	7.14180	78.94	82.68	768
780 - 799	20	4,325,682.45	0.69	216,284.12	7.21841	84.12	85.95	785
800 - 819	5	814,773.07	0.13	162,954.61	7.68031	80.61	80.61	806
TOTAL	3,280	630,375,888.65	100.00	192,187.77	7.65142	79.96	81.48	632

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security [illegible] take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are [illegible] and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	310	70,167,319.81	11.13
Condominium	203	38,395,973.78	6.09
PUD	299	61,302,084.35	9.72
Single Family	2,468	460,510,510.71	73.05
TOTAL	**3,280**	**630,375,888.65**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	429	58,407,844.91	9.27
Owner Occupied	2,825	566,976,067.40	89.94
Second Home	26	4,991,976.34	0.79
TOTAL	**3,280**	**630,375,888.65**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	3,280	630,375,888.65	100.00
TOTAL	**3,280**	**630,375,888.65**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	3	787,041.76	0.12	262,347.25	8.81674	85.42	85.42	4.36
5.01 - 10.00	5	607,165.22	0.10	121,433.04	9.32629	84.35	84.35	8.47
10.01 - 15.00	11	1,502,108.68	0.24	136,555.33	8.00283	66.18	66.78	13.48
15.01 - 20.00	46	5,898,021.86	0.94	128,217.87	8.21646	82.48	83.04	18.06
20.01 - 25.00	137	18,181,861.55	2.88	132,714.32	7.80208	80.60	81.34	23.01
25.01 - 30.00	224	33,134,651.11	5.26	147,922.55	7.80714	79.89	80.97	27.82
30.01 - 35.00	338	59,890,145.93	9.50	177,189.78	7.69528	79.22	80.44	32.88
35.01 - 40.00	618	119,510,814.82	18.96	193,383.20	7.59161	79.03	80.30	37.83
40.01 - 45.00	828	162,211,183.06	25.73	195,907.23	7.57340	80.30	82.39	42.68
45.01 - 50.00	965	205,706,540.98	32.63	213,167.40	7.63761	80.66	82.18	47.61
50.01 - 55.00	105	22,946,353.68	3.64	218,536.70	7.92712	77.62	78.73	52.32
TOTAL	**3,280**	**630,375,888.65**	**100.00**	**192,187.77**	**7.65142**	**79.96**	**81.48**	**41.06**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	1,627	345,499,097.56	54.81
Purchase	1,422	246,817,621.80	39.15
Rate/Term Refinance	231	38,059,169.29	6.04
TOTAL	3,280	630,375,888.65	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	3,064	618,421,559.07	98.10	201,834.71	7.58388	81.14	631
Second Lien	216	11,954,329.58	1.90	55,344.12	11.14561	99.18	687
TOTAL	3,280	630,375,888.65	100.00	192,187.77	7.65142	81.48	632

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	3,182	624,386,283.27	99.05
Yes	98	5,989,605.38	0.95
TOTAL	3,280	630,375,888.65	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	868	165,576,208.22	26.27
No PP	868	165,576,208.22	26.27
Yes	2,412	464,799,680.43	73.73
1Y PP	188	47,281,149.88	7.50
2.5Y PP	2	358,089.95	0.06
2Y PP	1,565	314,038,269.79	49.82
3Y PP	648	101,487,781.81	16.10
5Y PP	9	1,634,389.00	0.26
TOTAL	3,280	630,375,888.65	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	2	479,000.00	0.08
AL	22	2,639,349.24	0.42
AR	10	1,249,475.80	0.20
AZ	61	8,209,572.87	1.30
CA	1,056	261,875,589.93	41.54
CO	35	6,416,222.24	1.02
CT	34	7,134,895.28	1.13
DC	2	623,312.13	0.10
DE	6	862,259.86	0.14
FL	297	48,580,468.02	7.71
GA	165	24,649,740.64	3.91
HI	5	1,471,513.46	0.23
IA	10	1,114,383.73	0.18
ID	11	1,112,585.78	0.18
IL	194	41,384,448.07	6.57
IN	45	5,783,714.99	0.92
KS	7	459,494.94	0.07
KY	9	806,486.71	0.13
LA	19	2,475,926.78	0.39
MA	30	7,922,071.54	1.26
MD	73	12,816,632.32	2.03
ME	1	180,000.00	0.03
MI	92	11,175,683.30	1.77
MN	79	15,641,455.10	2.48
MO	43	5,333,694.08	0.85
MS	10	1,044,501.43	0.17
MT	2	299,906.42	0.05
NC	64	8,277,199.49	1.31
NE	3	311,648.96	0.05
NH	3	488,201.62	0.08
NJ	67	15,333,596.86	2.43
NM	15	1,418,602.21	0.23
NV	98	21,572,270.39	3.42
NY	119	32,202,580.31	5.11
OH	86	9,329,590.66	1.48
OK	10	1,018,738.01	0.16
OR	29	4,334,164.29	0.69
PA	88	10,560,980.08	1.68
RI	19	3,470,898.30	0.55
SC	27	3,269,307.12	0.52
TN	48	4,254,870.89	0.67
TX	116	14,717,166.76	2.33
UT	17	2,311,081.03	0.37
VA	83	15,921,194.98	2.53
WA	24	4,176,725.70	0.66
WI	36	4,889,416.53	0.78

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WV	7	669,020.48	0.11
WY	1	106,249.32	0.02
TOTAL	3,280	630,375,888.65	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	2,657	548,190,162.05	86.96
4.000 - 4.499	2	408,752.10	0.06
4.500 - 4.999	20	4,384,408.64	0.70
5.000 - 5.499	104	21,088,750.27	3.35
5.500 - 5.999	1,016	250,822,229.65	39.79
6.000 - 6.499	178	36,166,315.41	5.74
6.500 - 6.999	542	113,173,727.47	17.95
7.000 - 7.499	282	46,007,748.18	7.30
7.500 - 7.999	237	37,530,163.41	5.95
8.000 - 8.499	142	21,475,412.34	3.41
8.500 - 8.999	80	10,768,292.48	1.71
9.000 - 9.499	37	4,628,144.08	0.73
9.500 - 9.999	12	1,280,426.16	0.20
10.000 - 10.499	3	344,871.06	0.05
10.500 - 10.999	2	110,920.80	0.02
FIXED	623	82,185,726.60	13.04
0.000 - 0.499	623	82,185,726.60	13.04
TOTAL	3,280	630,375,888.65	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	525	76,196,121.22	12.09
FIXED-BALLOON	98	5,989,605.38	0.95
WSJ-6MLIBOR	2,657	548,190,162.05	86.96
TOTAL	3,280	630,375,888.65	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	34	8,787,446.22	1.39	6.76595	6.26485	258,503.74	360	358	2	638	42.45	82.17	82.17	6.04009	2.13506	1.53911	7.00000	4

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	97	5,960,625.38	0.95	10.99733	10.49623	61,508.99	180	178	2	685	42.93	19.66	98.38	0.00000	0.00000	0.00000	0.00000	0
BALLOON IO	1	28,980.00	0.00	11.25000	10.74890	28,980.00	180	178	2	715	42.90	20.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	509	72,296,503.37	11.47	7.96640	7.46530	142,155.50	342	339	2	646	40.74	72.53	79.25	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,899,617.85	0.62	7.83781	7.33671	243,746.94	360	359	1	654	38.43	80.36	80.36	0.00000	0.00000	0.00000	0.00000	0
LIBOR 1/6 ARM	105	25,892,056.44	4.11	7.20873	6.70763	246,651.52	360	358	2	629	41.37	83.85	83.85	6.09763	2.05289	1.51906	6.99183	10
LIBOR 2/6 ARM	1,865	373,155,546.62	59.20	7.73014	7.22904	200,236.37	360	358	2	624	41.13	81.66	81.66	6.55107	2.99407	1.57061	6.57042	22
LIBOR 2/6 ARM IO	257	69,419,070.36	11.01	7.01244	6.51134	270,136.84	360	358	2	667	41.29	82.09	82.09	6.07855	2.99591	1.71854	6.71864	22
LIBOR 3/6 ARM	356	61,268,845.58	9.72	7.57346	7.07236	172,350.60	360	357	3	617	40.48	80.09	80.09	7.07876	2.99699	1.09619	6.09921	33
LIBOR 3/6 ARM IO	18	4,516,318.86	0.72	7.48448	6.98338	250,934.72	360	357	3	638	38.51	80.21	80.21	6.73986	2.90285	1.43531	6.50008	33
LIBOR 5/6 ARM	22	5,150,877.97	0.82	6.91608	6.41498	234,227.50	360	358	2	659	42.60	77.06	77.06	6.11524	3.00000	2.00000	6.95341	58
TOTAL	**3,280**	**630,375,888.65**	**100.00**	**7.65142**	**7.15032**	**192,327.02**	356	354	2	632	41.06	79.96	**81.48**	**6.51807**	**2.93571**	**1.53630**	**6.56633**	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	25	5,304,001.00	0.84
2 YEARS	190	54,864,980.60	8.70
3 YEARS	13	3,323,446.90	0.53
5 YEARS	64	14,371,558.57	2.28
NON-IO	2,988	552,511,901.58	87.65
TOTAL	**3,280**	**630,375,888.65**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 05-HE1 {INVESTOR PROPERTIES}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	2	363,745.91	0.30	7.61075	7.10965	181,925.00	360	359	1	702	46.60	88.34	88.34	6.27725	2.33401	1.33299	6.66599	5
FIXED	194	17,015,890.47	14.03	8.54530	8.04420	87,784.53	349	346	2	665	36.65	80.29	84.63	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	3	300,800.00	0.25	6.81146	6.31036	100,266.67	360	359	1	650	24.44	72.70	72.70	0.00000	0.00000	0.00000	0.00000	0
LIBOR 1/6 ARM	15	3,861,234.22	3.18	7.11464	6.61354	257,423.33	360	358	2	609	41.80	81.64	81.64	6.18123	2.00000	1.50000	7.00000	10
LIBOR 2/6 ARM	668	86,694,814.39	71.51	8.44693	7.94583	129,874.47	360	358	2	658	39.04	88.28	88.28	7.02980	3.00000	1.25840	6.23526	22
LIBOR 2/6 ARM IO	22	2,916,761.60	2.41	8.38434	7.88324	132,584.45	360	358	2	657	33.66	90.59	90.59	7.07312	3.00000	1.05104	6.00000	22
LIBOR 3/6 ARM	60	7,210,538.05	5.95	8.11451	7.61341	120,328.00	360	357	3	654	40.74	85.10	85.10	7.20391	3.00000	1.16547	6.14984	33
LIBOR 3/6 ARM IO	4	573,128.48	0.47	9.33711	8.83601	143,300.00	360	358	2	694	31.35	94.99	94.99	9.26737	3.00000	1.00000	6.00000	34
LIBOR 5/6 ARM	15	2,303,704.81	1.90	7.77213	7.27103	153,618.47	360	358	2	646	38.53	79.94	79.94	6.55895	3.00000	2.00000	7.00000	58
TOTAL	**983**	**121,240,617.93**	**100.00**	**8.38185**	**7.88075**	**123,424.58**	**358**	**356**	**2**	**657**	**38.71**	**86.65**	**87.26**	**7.01084**	**2.96051**	**1.27039**	**6.26831**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	59	1,840,596.10	1.52	9.8751	9.3740	327	2	31,196.54	53.32	85.48	651
50,000.00 - 99,999.99	463	32,776,475.01	27.03	8.6749	8.1738	354	2	70,791.52	88.39	88.84	659
100,000.00 - 149,999.99	223	27,447,827.23	22.64	8.3363	7.8352	357	2	123,084.43	89.02	89.02	665
150,000.00 - 199,999.99	96	16,614,162.77	13.70	8.4167	7.9156	358	2	173,064.20	85.73	85.73	653
200,000.00 - 249,999.99	43	9,554,826.59	7.88	8.0226	7.5215	358	2	222,205.27	83.70	83.70	660
250,000.00 - 299,999.99	42	11,676,710.11	9.63	8.3158	7.8147	358	2	278,016.91	87.25	87.25	645
300,000.00 - 349,999.99	29	9,303,586.72	7.67	8.0252	7.5241	358	2	320,813.34	88.60	88.60	672
350,000.00 - 399,999.99	13	4,928,473.67	4.07	7.5934	7.0923	358	2	379,113.36	79.64	79.64	630
400,000.00 - 449,999.99	6	2,511,923.50	2.07	8.5960	8.0949	358	2	418,653.92	86.71	86.71	633
450,000.00 - 499,999.99	5	2,444,602.83	2.02	8.0711	7.5700	358	2	488,920.57	83.48	83.48	662
500,000.00 - 549,999.99	3	1,585,683.40	1.31	8.4467	7.9456	358	2	528,561.13	83.19	83.19	609
550,000.00 - 599,999.99	1	555,750.00	0.46	8.1000	7.5989	358	2	555,750.00	95.00	95.00	716
TOTAL	**983**	**121,240,617.93**	**100.00**	**8.3818**	**7.8807**	**356**	**2**	**123,337.35**	**86.65**	**87.26**	**657**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	3	799,400	0.66	5.8929	5.3918	358	2	5.7500	5.9900	266,467	81.61	81.61	646
6.000 - 6.249	6	1,029,261	0.85	6.1164	5.6153	357	3	6.0000	6.2000	171,543	79.28	79.28	682
6.250 - 6.499	10	1,728,337	1.43	6.3498	5.8487	357	3	6.2500	6.4990	172,834	82.20	82.20	678
6.500 - 6.749	13	2,690,800	2.22	6.6375	6.1364	358	2	6.5000	6.7400	206,985	75.13	75.13	645
6.750 - 6.999	34	6,234,272	5.14	6.8671	6.3660	358	2	6.7500	6.9900	183,361	82.28	82.28	657
7.000 - 7.249	23	3,343,901	2.76	7.0941	6.5930	358	2	7.0000	7.2400	145,387	77.94	77.94	655
7.250 - 7.499	34	4,680,019	3.86	7.3890	6.8879	358	2	7.2500	7.4900	137,648	79.28	79.28	655
7.500 - 7.749	71	10,558,358	8.71	7.5994	7.0983	352	3	7.5000	7.7400	148,709	84.21	84.21	648
7.750 - 7.999	97	12,323,840	10.16	7.8605	7.3594	358	2	7.7500	7.9900	127,050	85.38	85.38	666
8.000 - 8.249	71	9,681,983	7.99	8.0715	7.5704	356	2	8.0000	8.2400	136,366	88.58	88.58	665

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.250 - 8.499	94	10,539,408	8.69	8.3194	7.8183	355	2	8.2500	8.4900	112,121	85.50	85.50	651
8.500 - 8.749	94	11,341,141	9.35	8.5634	8.0623	358	2	8.5000	8.7400	120,650	88.74	88.74	666
8.750 - 8.999	116	12,992,640	10.72	8.8292	8.3281	358	2	8.7500	8.9900	112,006	90.94	90.94	665
9.000 - 9.249	67	7,759,342	6.40	9.0820	8.5809	358	2	9.0000	9.2400	115,811	92.75	92.75	668
9.250 - 9.499	61	7,525,132	6.21	9.3026	8.8015	358	2	9.2500	9.4900	123,363	90.73	90.73	653
9.500 - 9.749	55	5,542,772	4.57	9.5701	9.0690	350	2	9.5000	9.7400	100,778	91.37	91.37	650
9.750 - 9.999	52	7,139,520	5.89	9.8354	9.3343	357	2	9.7500	9.9900	137,298	92.34	92.34	637
10.000 - 10.249	15	1,631,573	1.35	10.0606	9.5595	358	2	10.0000	10.2300	108,772	92.07	92.07	645
10.250 - 10.499	16	1,460,192	1.20	10.3065	9.8054	353	2	10.2500	10.4500	91,262	90.69	93.07	631
10.500 - 10.749	9	675,753	0.56	10.5795	10.0784	353	2	10.5000	10.7000	75,084	84.31	89.62	639
10.750 - 10.999	7	412,205	0.34	10.9165	10.4154	345	1	10.7500	10.9900	58,886	71.40	84.99	613
11.000 - 11.249	7	341,353	0.28	11.1217	10.6206	358	2	11.0000	11.2400	48,765	65.41	90.65	643
11.250 - 11.499	1	16,650	0.01	11.4000	10.8989	179	1	11.4000	11.4000	16,650	15.00	95.00	703
11.500 - 11.749	3	105,654	0.09	11.5573	11.0562	290	1	11.5000	11.6000	35,218	12.78	92.13	667
11.750 - 11.999	6	257,433	0.21	11.8283	11.3272	338	2	11.7500	11.9000	42,906	53.55	87.13	632
12.000 - 12.249	7	152,949	0.13	12.1376	11.6365	345	2	12.1000	12.2000	21,850	15.00	95.00	679
12.250 - 12.499	2	30,575	0.03	12.2500	11.7489	356	4	12.2500	12.2500	15,287	15.00	95.00	709
12.500 - 12.749	2	56,100	0.05	12.6000	12.0989	358	2	12.6000	12.6000	28,050	15.00	95.00	660
12.750 - 12.999	4	141,893	0.12	12.8608	12.3597	358	2	12.7500	12.9900	35,473	13.80	93.80	662
13.000 - 13.249	3	48,163	0.04	13.0326	12.5315	278	2	13.0000	13.1500	16,054	16.14	95.00	636
TOTAL	983	121,240,618	100.00	8.3818	7.8807	356	2	5.7500	13.1500	123,337	86.65	87.26	657

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	47	1,829,980.61	1.51	9.83728	9.33618	337	2	38,935.76	27.68	68.10	650
50.01 - 55.00	2	225,000.00	0.19	7.04433	6.54323	358	2	112,500.00	52.85	52.85	641
55.01 - 60.00	12	1,533,551.09	1.26	7.86510	7.36400	347	2	127,795.92	57.87	57.87	595
60.01 - 65.00	17	2,356,786.75	1.94	7.78850	7.28740	358	2	138,634.51	64.09	64.09	598
65.01 - 70.00	30	4,529,775.17	3.74	8.08039	7.57929	355	3	150,992.51	69.23	69.23	588
70.01 - 75.00	44	6,553,633.15	5.41	8.22213	7.72103	347	2	148,946.21	74.20	74.20	589
75.01 - 80.00	124	18,619,214.08	15.36	7.74530	7.24420	357	2	150,154.95	79.74	79.74	643
80.01 - 85.00	93	11,829,296.24	9.76	7.75335	7.25225	356	2	127,196.73	84.67	84.67	635
85.01 - 90.00	150	18,385,172.60	15.16	8.13078	7.62968	357	2	122,567.82	89.85	89.85	670
90.01 - 95.00	448	53,222,791.74	43.90	8.84882	8.34772	358	2	118,800.87	94.95	94.95	680
95.01 - 100.00	16	2,155,416.50	1.78	8.98023	8.47913	358	2	134,713.53	97.89	97.89	701
TOTAL	983	121,240,617.93	100.00	8.38185	7.88075	356	2	123,337.35	86.65	87.26	657

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	9	905,976.41	0.75	7.80851	7.30741	358	2	100,664.05	41.35	41.35	607
50.01 - 55.00	2	225,000.00	0.19	7.04433	6.54323	358	2	112,500.00	52.85	52.85	641
55.01 - 60.00	12	1,533,551.09	1.26	7.86510	7.36400	347	2	127,795.92	57.87	57.87	595
60.01 - 65.00	17	2,356,786.75	1.94	7.78850	7.28740	358	2	138,634.51	64.09	64.09	598
65.01 - 70.00	30	4,529,775.17	3.74	8.08039	7.57929	355	3	150,992.51	69.23	69.23	588
70.01 - 75.00	44	6,553,633.15	5.41	8.22213	7.72103	347	2	148,946.21	74.20	74.20	589
75.01 - 80.00	124	18,619,214.08	15.36	7.74530	7.24420	357	2	150,154.95	79.74	79.74	643
80.01 - 85.00	93	11,829,296.24	9.76	7.75335	7.25225	356	2	127,196.73	84.67	84.67	635
85.01 - 90.00	153	18,509,722.76	15.27	8.15530	7.65420	357	2	120,978.58	89.32	89.85	670
90.01 - 95.00	483	54,022,245.78	44.56	8.89301	8.39191	357	2	111,847.30	93.76	94.95	680
95.01 - 100.00	16	2,155,416.50	1.78	8.98023	8.47913	358	2	134,713.53	97.89	97.89	701
TOTAL	983	121,240,617.93	100.00	8.38185	7.88075	356	2	123,337.35	86.65	87.26	657

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	7	1,305,770.22	1.08	186,538.60	8.92867	71.15	71.15	511
520 - 539	14	2,422,522.87	2.00	173,037.35	8.95441	71.53	71.53	530
540 - 559	20	2,826,970.10	2.33	141,348.51	8.48911	73.56	73.56	547
560 - 579	34	4,892,765.89	4.04	143,904.88	7.90893	73.14	73.14	568
580 - 599	53	7,006,090.46	5.78	132,190.39	8.21609	78.06	78.06	590
600 - 619	87	9,890,229.50	8.16	113,680.80	8.54211	86.97	86.97	610
620 - 639	121	15,691,362.61	12.94	129,680.68	8.41071	86.06	86.25	628
640 - 659	177	20,894,812.08	17.23	118,049.79	8.46424	89.48	90.33	650
660 - 679	141	16,739,002.47	13.81	118,716.33	8.38815	88.52	89.24	669
680 - 699	99	10,746,251.32	8.86	108,547.99	8.32515	89.05	89.87	688
700 - 719	84	9,976,780.20	8.23	118,771.19	8.65066	91.61	93.32	709
720 - 739	50	6,940,507.92	5.72	138,810.16	7.88084	90.09	90.35	728
740 - 759	47	6,202,139.81	5.12	131,960.42	8.41731	91.06	91.82	750
760 - 779	26	2,862,286.68	2.36	110,087.95	8.27242	89.78	90.46	769
780 - 799	20	2,492,936.55	2.06	124,646.83	7.85244	85.40	88.17	784
800 - 819	3	350,189.25	0.29	116,729.75	8.44868	94.99	94.99	806
TOTAL	983	121,240,617.93	100.00	123,337.35	8.38185	86.65	87.26	657

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	268	40,836,617.45	33.68
Condominium	43	4,923,930.98	4.06
PUD	60	9,425,820.66	7.77
Single Family	612	66,054,248.84	54.48

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	983	121,240,617.93	100.00
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	535	59,277,320.65	48.89
Limited	19	3,555,452.37	2.93
Stated Income	429	58,407,844.91	48.18
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	4	509,132.26	0.42	127,283.07	8.10708	82.39	82.39	3.90
5.01 - 10.00	5	770,834.70	0.64	154,166.94	8.96846	86.32	86.32	8.67
10.01 - 15.00	12	1,265,593.56	1.04	105,466.13	8.54161	77.95	78.66	13.06
15.01 - 20.00	36	4,966,404.11	4.10	137,955.67	8.30572	87.11	87.45	18.02
20.01 - 25.00	60	5,913,553.96	4.88	98,559.23	8.38140	87.77	87.77	22.42
25.01 - 30.00	84	9,136,201.72	7.54	108,764.31	8.57639	87.41	88.44	27.42
30.01 - 35.00	112	14,416,456.36	11.89	128,718.36	8.45364	88.66	88.95	32.69
35.01 - 40.00	159	19,588,679.35	16.16	123,199.24	8.46158	86.18	86.76	37.60
40.01 - 45.00	208	24,838,941.03	20.49	119,417.99	8.37477	86.54	87.52	42.72
45.01 - 50.00	270	35,113,171.57	28.96	130,048.78	8.28189	86.82	87.45	47.89
50.01 - 55.00	33	4,721,649.31	3.89	143,080.28	8.20773	81.16	81.16	51.80
TOTAL	983	121,240,617.93	100.00	123,337.35	8.38185	86.65	87.26	38.71

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior [illegible] information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any [illegible] including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set [illegible] (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security [illegible] position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are [illegible] associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	309	40,601,253.74	33.49
Purchase	626	75,022,760.42	61.88
Rate/Term Refinance	48	5,616,603.77	4.63
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	945	120,316,613.73	99.24	127,319.17	8.35539	87.20	657
Second Lien	38	924,004.20	0.76	24,315.90	11.82648	94.33	693
TOTAL	983	121,240,617.93	100.00	123,337.35	8.38185	87.26	657

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	983	121,240,617.93	100.00
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	310	41,624,900.23	34.33
No PP	310	41,624,900.23	34.33
Yes	673	79,615,717.70	65.67
1Y PP	37	7,705,439.14	6.36
2Y PP	432	49,727,012.69	41.02
3Y PP	204	22,183,265.87	18.30
TOTAL	983	121,240,617.93	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	264,000.00	0.22
AL	12	1,003,516.63	0.83
AR	1	120,105.00	0.10

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	16	1,760,788.74	1.45
CA	95	21,508,083.63	17.74
CO	17	2,546,232.96	2.10
CT	9	1,968,925.04	1.62
DC	3	503,047.23	0.41
DE	6	424,448.16	0.35
FL	62	7,078,950.57	5.84
GA	95	11,361,614.06	9.37
HI	1	168,000.00	0.14
IA	1	86,284.83	0.07
ID	2	170,670.56	0.14
IL	50	6,828,334.41	5.63
IN	24	1,797,693.21	1.48
KS	2	115,208.63	0.10
KY	7	594,437.43	0.49
LA	11	1,457,893.71	1.20
MA	1	384,884.83	0.32
MD	19	2,635,429.72	2.17
MI	49	3,725,675.57	3.07
MN	14	2,007,900.59	1.66
MO	27	2,323,774.53	1.92
MS	2	96,848.32	0.08
NC	36	3,106,251.61	2.56
ND	1	110,000.00	0.09
NJ	15	2,525,549.30	2.08
NM	4	323,335.17	0.27
NV	25	4,882,247.75	4.03
NY	29	6,746,277.59	5.56
OH	97	8,213,086.87	6.77
OK	8	672,245.85	0.55
OR	4	876,414.80	0.72
PA	42	3,000,494.18	2.47
RI	3	688,279.27	0.57
SC	13	1,064,232.43	0.88
TN	32	2,650,876.25	2.19
TX	73	6,741,142.94	5.56
UT	8	813,717.79	0.67
VA	40	4,918,954.84	4.06
WA	11	1,302,843.40	1.07
WI	10	1,163,275.09	0.96
WV	1	50,711.99	0.04
WY	4	457,932.45	0.38
TOTAL	**983**	**121,240,617.93**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**786**	**103,923,927.46**	**85.72**
4.500 - 4.999	6	969,372.87	0.80
5.000 - 5.499	11	1,203,544.77	0.99
5.500 - 5.999	127	23,118,868.57	19.07
6.000 - 6.499	66	8,971,936.62	7.40
6.500 - 6.999	144	19,138,634.31	15.79
7.000 - 7.499	139	17,074,673.23	14.08
7.500 - 7.999	124	14,121,463.03	11.65
8.000 - 8.499	94	11,487,496.27	9.47
8.500 - 8.999	51	5,003,059.05	4.13
9.000 - 9.499	19	2,394,648.05	1.98
9.500 - 9.999	5	440,230.69	0.36
FIXED	**197**	**17,316,690.47**	**14.28**
0.000 - 0.499	197	17,316,690.47	14.28
TOTAL	**983**	**121,240,617.93**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	197	17,316,690.47	14.28
WSJ-6MLIBOR	786	103,923,927.46	85.72
TOTAL	**983**	**121,240,617.93**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	2	363,745.91	0.30	7.61075	7.10965	181,925.00	360	359	1	702	46.60	88.34	88.34	6.27725	2.33401	1.33299	6.66599	5
FIXED	194	17,015,890.47	14.03	8.54530	8.04420	87,784.53	349	346	2	665	36.65	80.29	84.63	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	3	300,800.00	0.25	6.81146	6.31036	100,266.67	360	359	1	650	24.44	72.70	72.70	0.00000	0.00000	0.00000	0.00000	0
LIBOR 1/6 ARM	15	3,861,234.22	3.18	7.11464	6.61354	257,423.33	360	358	2	609	41.80	81.64	81.64	6.18123	2.00000	1.50000	7.00000	10
LIBOR 2/6 ARM	668	86,694,814.39	71.51	8.44693	7.94583	129,874.47	360	358	2	658	39.04	88.28	88.28	7.02980	3.00000	1.25840	6.23526	22
LIBOR 2/6 ARM IO	22	2,916,761.60	2.41	8.38434	7.88324	132,584.45	360	358	2	657	33.66	90.59	90.59	7.07312	3.00000	1.05104	6.00000	22
LIBOR 3/6 ARM	60	7,210,538.05	5.95	8.11451	7.61341	120,328.00	360	357	3	654	40.74	85.10	85.10	7.20391	3.00000	1.16547	6.14984	33
LIBOR 3/6 ARM IO	4	573,128.48	0.47	9.33711	8.83601	143,300.00	360	358	2	694	31.35	94.99	94.99	9.26737	3.00000	1.00000	6.00000	34
LIBOR 5/6 ARM	15	2,303,704.81	1.90	7.77213	7.27103	153,618.47	360	358	2	646	38.53	79.94	79.94	6.55895	3.00000	2.00000	7.00000	58
TOTAL	**983**	**121,240,617.93**	**100.00**	**8.38185**	**7.88075**	**123,424.58**	**358**	**356**	**2**	**657**	**38.71**	**86.65**	**87.26**	**7.01084**	**2.96051**	**1.27039**	**6.26831**	**23**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	8	818,550.00	0.68
2 YEARS	4	542,208.60	0.45
5 YEARS	17	2,429,931.48	2.00
NON-IO	954	117,449,927.85	96.87
TOTAL	**983**	**121,240,617.93**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

A	% of pool	average LTV	CLTV above 80%	CLTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
FICO below 600	37.05	77.42	38.59	3.3	65.59	96.61	7.7965	11.55	0.45	5.52	41.42	41.68
FICO below 580	25.53	75.93	33.47	1.61	65.56	96.91	8.0007	11.63	0.4	2.77	41.56	42.91
FICO below 560	15.79	74.36	26.05	0.36	66.71	97.14	8.2311	12.22	0.44	0.7	41.82	44.77

B	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
LTV above 85%	33.31	92.72	24.02	9.79	55.16	84.58	7.8787	15.63	1.23	12.80	41.39	40.24	100.00	45.49
LTV above 90%	15.15	96.40	8.06	2.03	49.64	74.83	8.2891	21.92	1.56	7.03	41.13	39.24	100.00	100.00
LTV above 95%	4.85	99.81	8.55	0.72	62.17	96.19	8.6841	32.05	0.00	8.47	41.86	39.46	100.00	100.00

C	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
DTI > 40%	62.65	81.78	37.23	22.98	57.35	92.87	7.3873	9.44	1.86	14.84	46.32	62.44	47.63	15.39
DTI > 45%	39.12	81.55	39.48	25.08	59.80	92.90	7.3957	8.44	1.75	13.97	48.50	100.00	48.12	15.20
DTI > 50%	5.95	77.67	58.98	41.77	70.95	93.71	7.5275	7.24	2.90	3.43	52.41	100.00	38.54	8.92
Average DTI														

D	% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	CLTV > 90%
Non Owner Occ	7.74	87.26	15.22	8.47	48.89	0.00	8.3818	28.55	1.35	3.13	38.71	32.86	71.36	46.34
Stated Docs	40.22	81.48	28.74	17.69	0.00	89.94	7.6514	8.46	1.86	12.35	41.06	36.27	48.26	18.76
Loans below 100k	12.32	83.41	35.34	22.16	70.55	81.48	8.2908	98.14	0.00	2.29	38.04	27.30	52.33	27.21
IO Loans	14.39	82.05	14.22	1.41	60.69	97.45	6.7132	1.74	1.68	100.00	41.28	37.96	42.82	7.40

E When do IOs reset

Months to next reset (arms only)	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA CLTV	WA FICO
0 - 5	47	12,121,317	0.77	6.6771	358	81.02	633
6 - 11	182	43,502,566	2.78	7.0273	358	83.11	616
12 - 17	2	517,181	0.03	7.0488	352	70.29	531
18 - 23	5731	1,050,326,924	67.01	7.4035	358	81.74	615
24 - 29	10	1,840,399	0.12	7.8286	358	89.2	643
30 - 35	1192	185,858,610	11.86	7.2271	357	80.64	614
36 - 41	1	211,500	0.01	6.9	360	75	585
54 - 59	67	15,433,337	0.98	6.945	358	78.57	643
60	0	0	0	0	0	0	0
Total:	**9257**	**1,567,305,305**	**100**	**7.4134**	**354**	**81.29**	**619**

F Is DTI off current mortgage rate for IO — YES — If IO term is greater than 2 years

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
Total:							

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score

Total:							

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
	1,806	237,475,151	15.15	8.2891	49.81	7.03	0	8.06

J What is max LTv fo stated income and minimum FICO for stated income?

MAX LTV, STATED INC.	100
MIN FICO, STATED INC.	500

K What is min FICO for loans above 90% LTV
Min Fico for ltv greater than 90: 503

L Seasoning hisotry - any over 3m? YES

M Excess spread?

N what is available funds cap schedule at forwards +200, fixed prepay at 50% CPR, ARM pay at 125% CPR



Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. [illegible]

Deal Ticker:

Pool Summary	
Total Issue Balance (USD)	
Original Mortgage Pool Balance (USD)	1,175,129,667
Current Mortgage Pool Balance (USD)	1,174,021,273
Total Number of Loans	7,338
Average Loan Balance (USD)	159,992
1st lien (%age)	99.1%
2nd lien (%age)	0.9%
WA FICO	616
- Minimum FICO	500
- Maximum FICO	812
WA LTV	80.4%
- Minimum LTV	10.9%
- Maximum LTV	100.0%
WA DTI	41.0%
- Minimum DTI	2.5%
- Maximum DTI	55.0%
WA Age (Months)	2
WA Remaining Term (Months)	354
Aquired Loans	
North California (% of Pool)	8.0%
South California (% of Pool)	26.9%

North California	
% of State	22.98
WA FICO	618
- Minimum FICO	500
- Maximum FICO	808
WA LTV	77.35
- Minimum LTV	14.15
- Maximum LTV	100
Highest Zip-Code Density (% of State)	
Zip-Code with Highest Density	

South California	
% of State	77.02
WA FICO	613
Minimum FICO	500
Maximum FICO	805
WA LTV	75.04
Minimum LTV	10.87
Maximum LTV	100
Highest Zip-Code Density (% of State)	
Zip-Code with Highest Density	

Classification	Total	Check
Mortgage Type	-	
Loan-to-Value	###########	
FICO	###########	
Purpose	###########	
Occupancy	###########	
Loan Balance	###########	
Property Type	###########	
Documentation Type	###########	
Fixed Period	958,769,127	
Debt-to-Income Ratio	###########	
Geographic Distribution	###########	

Per Annum Fees	
Servicer Fees	
Cost of Carry	



Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.

2. Please enter 0 for blanks.

Deal Ticker:

Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM			
Classic 15yr FRM			
Classic ARM			
Classic 15/30 Balloon			
Classic 5/1 Hybrid			
Classic 5/1 IO Hybrid			
5/1 Hybrid w/3 year IO feature			

LTV	WA LTV	WA FICO	Balance
0.01-20.00	18%	632	460,017
20.01-25.00	23%	581	633,184
25.01-30.00	26%	567	1,349,078
30.01-35.00	32%	631	1,982,548
35.01-40.00	38%	583	3,373,494
40.01-45.00	43%	591	7,985,564
45.01-50.00	48%	599	12,362,604
50.01-55.00	53%	594	20,598,812
55.01-60.00	58%	588	29,179,256
60.01-65.00	63%	582	50,540,045
65.01-70.00	69%	587	75,167,225
70.01-75.00	74%	587	98,030,017
75.01-80.00	80%	627	366,119,773
80.01-85.00	84%	605	151,848,147
85.01-90.00	90%	618	209,104,064
90.01-95.00	95%	652	97,973,588
95.01-100.00	100%	663	47,313,858



Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

FICO	WA LTV	WA FICO	Balance
321 - 340	0%	-	-
341 - 360	0%	-	-
361 - 380	0%	-	-
381 - 400	0%	-	-
401 - 420	0%	-	-
421 - 440	0%	-	-
441 - 460	0%	-	-
461 - 480	0%	-	-
481 - 500	70%	500	2,915,398
501 - 520	72%	510	46,046,629
521 - 540	73%	531	59,356,175
541 - 560	75%	551	88,872,175
561 - 580	78%	571	116,707,084
581 - 600	80%	591	147,760,858
601 - 620	81%	610	182,565,991
621 - 640	82%	630	160,460,115
641 - 660	83%	650	132,056,515
661 - 680	82%	670	94,632,073
681 - 700	84%	689	53,980,683
701 - 720	85%	710	35,229,653
721 - 740	86%	729	24,593,014
741 - 760	84%	750	14,630,663
761 - 780	82%	769	8,386,489
781 - 800	85%	789	4,940,579
801 - 820	77%	806	887,179
> 820	0%	-	-
Unknown	0%	-	-



Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.

2. Please enter 0 for blanks.

Deal Ticker:

LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0%		
20.01-25.00	0%		
25.01-30.00	0%		
30.01-35.00	0%		
35.01-40.00	0%		
40.01-45.00	0%		
45.01-50.00	0%		
50.01-55.00	0%		
55.01-60.00	0%		
60.01-65.00	0%		
65.01-70.00	0%		
70.01-75.00	0%		
75.01-80.00	0%		
80.01-85.00	0%		
85.01-90.00	0%		
90.01-95.00	0%		
95.01-100.00	0%		

Purpose	WA LTV	WA FICO	Balance
Purchase	85%	642	387,644,696
Cash-Out/Refinancing	77%	602	678,682,785
Refinancing	81%	609	107,693,792

Occupancy	WA LTV	WA FICO	Balance
Owner	80%	614	1,092,507,649
Investment	84%	648	74,303,730
2nd Home	87%	660	7,209,895



# Pool Data

***Data Entry Rules:***

**1. Only enter data in the fields highlighted in purple.**

**2. Please enter 0 for blanks.**

## Deal Ticker:

| Loan Balance | WA LTV | WA FICO | Balance |
|---|---|---|---|
| <$200,000 | 80% | 613 | 594,377,139 |
| <$400,000 | 80% | 618 | 564,074,936 |
| <$600,000 | 85% | 644 | 15,569,197 |
| >$600,000 | 0% | - | - |

| Property Type | WA LTV | WA FICO | Balance |
|---|---|---|---|
| SFR | 80% | 614 | 888,517,510 |
| PUD | 82% | 612 | 99,406,344 |
| CND | 81% | 622 | 69,760,795 |
| 2-4 Family | 81% | 633 | 115,047,285 |

| Documentation Type | WA LTV | WA FICO | Balance |
|---|---|---|---|
| Full | 80% | 607 | 694,802,827 |
| Reduced | 80% | 629 | 479,218,446 |
| SISA | | | |
| NISA | | | |
| NINA | | | |
| NAV | | | |
| No Ratio | | | |
| Alt | | | |



Pool Data

Data Entry Rules:

1. **Only enter data in the fields highlighted in purple.**
2. **Please enter 0 for blanks.**

Deal Ticker:

Fixed Period (Months)	WA LTV	WA FICO	Balance
1			
3			
6	82%	646	7,732,884
12	83%	614	32,763,024
24	81%	611	768,055,750
36	80%	620	139,438,785
60	77%	643	10,778,684
84			
>=120			

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	86%	665	977,492
5.01 - 10.00	80%	620	1,621,631
10.01 - 15.00	77%	623	5,059,791
15.01 - 20.00	78%	623	16,616,179
20.01 - 25.00	78%	613	39,618,104
25.01 - 30.00	80%	612	75,533,703
30.01 - 35.00	79%	617	112,815,250
35.01 - 40.00	80%	620	195,192,826
40.01 - 45.00	81%	621	268,371,722
45.01 - 50.00	81%	615	386,140,812
50.01 - 55.00	77%	592	72,073,764
> 55.00	0%	-	-
Unknown	0%	-	-



Pool Data

Data Entry Rules:

1. **Only enter data in the fields highlighted in purple.**
2. **Please enter 0 for blanks.**

Deal Ticker:

Geographic Distribution	WA LTV	WA FICO	Balance
AK	79%	659	605,000
AL	88%	611	6,933,440
AR	88%	627	3,250,032
AS			
AZ	82%	626	17,187,312
CA	76%	614	409,195,925
CO	85%	621	15,077,045
CT	80%	610	13,729,596
CZ			
DC	79%	645	525,026
DE	80%	613	2,819,734
FL	84%	616	80,060,286
GA	86%	623	50,376,026
GU			
HI	75%	620	2,859,016
IA	84%	619	3,817,860
ID	85%	632	1,810,522
IL	84%	621	79,727,567
IN	84%	615	13,939,979
KS	85%	611	1,948,298
KY	84%	609	4,197,163
LA	85%	607	7,058,449
MA	80%	624	17,005,222
MD	80%	600	39,440,281
ME	70%	604	349,349
MI	83%	613	27,301,755
MN	84%	625	24,770,473
MO	85%	613	15,885,530
MS	83%	602	3,699,634
MT	73%	595	374,680
NC	85%	611	17,972,570
ND	76%	653	410,673
NE	85%	638	1,199,677
NH	77%	582	1,851,746
NJ	81%	608	23,092,224
NM	84%	617	3,567,419
NV	78%	607	37,725,866
NY	81%	629	41,886,823

H



# Pool Data

***Data Entry Rules:***

**1. Only enter data in the fields highlighted in purple.**

**2. Please enter 0 for blanks.**

## Deal Ticker:

| | | | |
|---|---|---|---|
| OH | 86% | 620 | 24,186,392 |
| OK | 87% | 620 | 4,782,202 |
| OR | 83% | 636 | 10,127,607 |
| OT | | | |
| PA | 82% | 613 | 26,996,448 |
| PR | | | |
| RI | 77% | 604 | 6,843,372 |
| SC | 86% | 614 | 6,960,604 |
| SD | 76% | 631 | 263,391 |
| TN | 86% | 619 | 17,703,311 |
| TT | | | |
| TX | 85% | 624 | 28,754,177 |
| UT | 89% | 638 | 5,691,679 |
| VA | 81% | 608 | 42,514,838 |
| VI | | | |
| VT | 85% | 624 | 13,105,540 |
| WA | 82% | 623 | 11,470,376 |
| WI | 83% | 595 | 2,300,609 |
| WV | 88% | 635 | 668,524 |
| WY | | | |